SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Current assets	3,441,160	2,770,363
Non-current assets	11,152,588	11,224,237

Total assets	14,593,748	13,994,600

Liabilities	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Current liabilities	1,579,764	1,399,394
Non-current liabilities	5,675,013	5,478,313
Non–parent participation	37,192	41,920
Net equity attributable to parent company	7,301,779	7,074,973

Total net equity and liabilities	14,593,748	13,994,600

As of December 31, 2018, total assets increased MU.S.$599 compared to December 31, 2017, equivalent to a 4.28% variation. This variation was driven mainly by increases in the balance of trade and other current receivables, cash and cash equivalents and property, plant and equipment, which were partially offset by decreases in biological assets.

In turn, total liabilities increased by MU.S.$377 principally due to an increase in financial liabilities (mainly issued bonds denominated in U.F. and hedging liabilities), current tax liabilities and non-financial liabilities (minimum dividend) partially offset by a decrease in trade and other current payables and deferred tax liabilities.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	12-31-2018	12-31-2017
Current Liquidity (current assets / current liabilities)	2.18	1.98
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.33	1.14

Debt indicators	12-31-2018	12-31-2017
Debt to equity ratio (total liabilities / equity)	0.99	0.97
Short-term debt to total debt (current liabilities / total liabilities)	0.22	0.20
Long-term debt to total debt (non-current liabilities / total liabilities)	0.78	0.80

	12-31-2018	12-31-2017
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	5.44	1.83

Activity ratio	12-31-2018	12-31-2017
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.95	3.06
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.92	4.15
Inventory permanence-days ((inventories + biological assets) /cost of sales)	121.96	117.58
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	91.80	86.67

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2018, the short-term debt represented 22% of total liabilities (20% as of December 31, 2017).

Our financial expenses coverage ratio increased from 1.83 to 5.44, mainly due to higher earnings before taxes and lower financial costs for the period ended December 31, 2018, compared to the same period of 2017.

b)	Statement of profit or loss

Income before income tax

Income before income tax registered a profit of approximately MU.S.$953 compared to a profit of approximately MU.S.$239 in the same period of 2017. The positive variation of MU.S.$714 is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	568
Distribution and Administrative Expenses	(73)
Other income and expenses (*)	171
Financial Income and expenses	74
Exchange difference	(26)

Net change in income before income tax	714

(*)	Includes MU.S.$14 of profit due to bargain acquisition in Brazil.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Pulp	3,044,506	2,451,363
Timber	2,761,878	2,633,773
Forestry	113,981	114,122
Other	34,468	39,083

Total revenues	5,954,833	5,238,341

Sales costs	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Wood	691,129	725,114
Forestry work	672,233	631,276
Depreciation and amortization	377,557	389,847
Other costs	1,981,830	1,828,295

Total sales costs	3,722,749	3,574,532

Profitability index	12-31-2018	12-31-2017
Profitability on equity	10.05	3.83
Profitability on assets	5.08	1.93
Return on operating assets	8.19	4.67

Profitability ratios	12-31-2018	12-31-2017
Income per share (U.S.$) (1)	6.41	2.38
Income after tax (ThU.S.$) (2)	726,759	270,352
Gross margin (ThU.S.$)	2,232,084	1,663,809
Financial costs (ThU.S.$)	(214,779)	(287,958)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Gain (loss)	726,759	270,353
Finance costs	214,779	287,958
Financial income	(20,895)	(19,640)
Expenses for income tax	226,765	(30,992)
EBIT	1,147,408	507,679
Depreciation and amortization	407,422	421,551
EBITDA	1,554,830	929,230
Cost at fair value of the harvest	319,448	334,100
Gain from changes in fair value of biological assets	(84,476)	(83,031)
Exchange difference	26,470	(99)
Others*	34,264	172,959
Adjusted EBITDA	1,850,536	1,353,159

*	Considers loss of forest due to fires, impairment provision for property, plant and equipment and others.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by Chilean Commission for the Financial Market. We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

During the fourth quarter, we experienced a change in the market trend compared to the stability that we saw during the third quarter. The above was reflected in sales volume and prices, which decreased 11.6% and 4.2%, respectively. Global inventories grew during the fourth quarter in all types of fibers ending at 44 days. The main issue that affected demand during the fourth quarter was the uncertainty of the main economies: China and the U.S. In view of this uncertainty, many paper mills experienced an increase in paper inventories, so they regulated their pulp buying.

The Asian market, specially China, showed a more aggressive change in trend. This was mainly due to the trade war between China and the U.S., that generated uncertainty and changes in the import restrictions that both countries had. The paper sector was not the only one affected, the packaging sector was also impacted because shipping decreased and then, boxes that are made with pulp where less demanded. Due to the lower imports and higher inventories of our customers, the demand fell, therefore, prices showed some adjustments during the fourth quarter. Korea followed the Chinese trend in prices while the demand was stable.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

In Europe, the trend was like China but less aggressive, with a slight adjustment in prices. However, in December, paper demand decreased. Pulp inventory levels started growing, specially from pulp producers that didn’t adapt to this new price scenario. The European situation was also affected by the increase of paper coming from China (paper producers started exporting to Europe instead of the U.S. due to higher tariffs) with demand that fell at a slow rate during the last three months of the year. Middle East, specially Turkey, showed a healthy demand with stable volume and prices, which were leading by European market. The Latin American market, was very stable during the quarter in terms of demand. Due to the adjustments of prices in Asia, some customers also expected some decreased but in a lower rate.

Pulp production during the fourth quarter compared to the third quarter decreased by 7.8%, in accordance with plant maintenance during the fourth quarter and some losses in the production in our Montes del Plata Mill. Regarding the same quarter of 2017, the production increased by 8%.

Composite Panel

Composite panel sales decreased compared to the previous quarter, with sales volume going down by 7.1% (including both MDF and PBO products) and average price increasing by 1.2%. Chile and Mexico showed an increase in sales volume compared to the third quarter while Argentina remained weak in the local market. The North American market showed sales volume slightly lower than expected and some adjustments in prices due to oversupply as well as the stable housing market index, not to mention the seasonality effects on the MDF and PB sales during the fourth quarter. In Mexico, we are reaching new markets, introducing new designs and, in general, demand forecast is positive for the next period in this country. Latin America showed a positive trend during the fourth quarter, with good demand specially in Colombia and Peru. Brazil showed a positive signal after elections with the economy expected to start improving, which allows us to maintain sales volume and increase prices.

Sawn timber

Sawn timber sales volume decreased during the fourth quarter with a slight decrease in prices by the end of the year. This decrease is a consequence of the oversupply, the lower demand from China and less consumption because of seasonality. China, as it was expected, showed an unstable demand because of the uncertainty of the duties from U.S. This general situation was offset by the relocation of some products in the Middle East and Japan, where we saw a healthy demand, which has been positive to keep our prices in a good level. In North America, remanufactured products segments showed healthy, increasing volumes and prices, but the scenario is still expectant to the trade war results between United States and China.

Plywood demand remained slow with some price adjustments. In Europe the demand remained low due to the seasonality effects during the fourth quarter, but it is expected to be stable in the coming months, even though there are higher supply levels from South America and Asia. Same trend was seen in United States and Canada.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	1,280,921	1,072,425
Cash flow from (used in) financing activities:
Loan and bond obtention and payments	388,267	(315,230)
Dividend payments	(257,421)	(121,586)

Others	(975)	(2,285)

Cash flow from (used in) investment activities:
Incorporation and sale of property, plant and equipment	(666,566)	(442,006)
Incorporation and sale of biological assets	(216,592)	(176,575)
Incorporation and sale of intangible assets	(2,682)	(10,468)
Additions (Disposals), Investments in joint ventures and associates.	(19,625)	(15,917)
Dividends received	10,880	7,287
Others	603	4,331

Positive (negative) Net cash flow	516,810	(24)

Cash flow from operating activities shows a higher positive balance of MU.S.$1,281 for the current period, representing a variation in respect of the previous period (MU.S.$1,072), resulting mainly from higher charges to clients partially offset by higher payments to accounts payables and the payment to Masisa Chile.

The financing cash flow shows a negative balance of MU.S.$130 for the current period, representing a variation in respect of the previous period (negative balance of MU.S.$439), resulting mainly from lower borrowing payments offset by borrowing obtentions.

Regarding the investment cash flow, as of the closing of the current period, it shows a higher negative balance of MU.S.$894 (MU.S.$633 for the 2017 period), mainly due to higher disbursements for the purchase of property, plant and equipment and biological assets in 2018.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

8. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2018, a ratio of fixed rate debt to total consolidated debt of approximately 84.4%, which it believes is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of December 31, 2018, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	1,075,942	589,886
Other current financial assets	23	497	3,504
Other current non-financial assets	25	129,854	129,837
Trade and other current receivables	23	839,184	814,412
Accounts receivable from related companies	13	7,324	3,488
Current inventories	4	1,030,196	868,462
Current biological assets	20	315,924	307,796
Current tax assets		36,513	49,471
Total Current Assets other than assets or disposal groups classified as held for sale		3,435,434	2,766,856
Non-Current Assets or disposal groups classified as held for sale	22	5,726	3,507
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		5,726	3,507

Total Current Assets		3,441,160	2,770,363
Non-Current Assets
Other non-current financial assets	23	20,346	56,600
Other non-current non-financial assets	25	86,948	121,521
Trade and other non-current receivables	23	15,149	16,040
Accounts receivable from related companies, non-current	13	481	1,056
Investments accounted for using equity method	15-16	358,053	368,772
Intangible assets other than goodwill	19	90,093	88,615
Goodwill	17	65,851	69,922
Property, plant and equipment	7	7,174,693	7,034,299
Non-current biological assets	20	3,336,339	3,459,146
Deferred tax assets	6	4,635	8,266
Total Non-Current Assets		11,152,588	11,224,237
Total Assets		14,593,748	13,994,600

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	537,596	500,344
Trade and other current payables	23	659,618	717,346
Accounts payable to related companies	13	10,229	11,208
Other current provisions	18	413	2,728
Current tax liabilities	6	153,642	8,088
Current provisions for employee benefits	10	5,656	5,730
Other current non-financial liabilities	25	212,610	153,950

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,579,764	1,399,394

Total Current Liabilities		1,579,764	1,399,394
Non-Current Liabilities
Other non-current financial liabilities	23	4,044,279	3,778,567
Non-current payables		2,230	—
Other non-current provisions	18	33,884	36,008
Deferred tax liabilities	6	1,417,658	1,485,365
Non-current provisions for employee benefits	10	64,895	66,033
Other non-current non-financial liabilities	25	112,067	112,340
Total Non-Current Liabilities		5,675,013	5,478,313
Total Liabilities		7,254,777	6,877,707
Equity
Issued capital	3	353,618	353,618
Retained earnings		7,824,045	7,425,133
Other reserves		(875,884)	(703,778)
Equity attributable to parent company		7,301,779	7,074,973
Non-controlling interests		37,192	41,920
Total Equity		7,338,971	7,116,893

Total Equity and Liabilities		14,593,748	13,994,600

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended December 31,
		2018	2017
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	5,954,833	5,238,341
Cost of sales	3	(3,722,749)	(3,574,532)
Gross profit		2,232,084	1,663,809
Other income	3	124,304	111,513
Distribution costs	3	(556,805)	(523,300)
Administrative expenses	3	(561,284)	(521,294)
Other expense	3	(95,880)	(240,165)
Other gains (losses)	14	14,213	—
Profit from operating activities		1,142,419	490,563
Finance income	3	20,895	19,640
Finance costs	3	(214,779)	(287,958)

Share of profit of associates and joint ventures accounted for using equity method	15	17,246	17,017
Exchange rate differences		(26,470)	98
Profit before income tax		939,311	239,360
Income Tax	6	(226,765)	30,992
Net Profit		726,759	270,352

Net profit attributable to

Net profit attributable to parent company		725,482	269,724

Net profit attributable to non-controlling interests		1,277	628
Net Profit		726,759	270,352

Basic and diluted earnings per share (in U.S.$ per share)

Basic and diluted earnings per share from continuing operations		6.4111	2.3836

Basic and diluted earnings per share		6.4111	2.3836

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended December 31,
	Note	2018 ThU.S.$	2017 ThU.S.$
Net profit		726,759	270,352
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans	10	1,856	2,499
Share of other comprehensive income of associates and joint ventures accounted for using equity method		(1,657)	8,754
Other Comprehensive Income that will not be reclassified to profit or loss before tax		199	11,253
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(184,876)	11,873
Other Comprehensive Income before tax exchange differences on translation		(184,876)	11,873
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	30,321	22,212
Recycle of cash flow hedges to profit or loss before tax	23	(15,286)	(16,965)
Other Comprehensive Income before tax Cash flow hedges		15,035	5,247
Other Comprehensive income that will be reclassified to profit or loss before tax		(169.841)	17,120
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to actuarial losses on defined benefit plans		(501)	(673)
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method		176	(2,086)
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges	6	(4,474)	(5,917)
Income tax relating to recycle of cash flow hedges		—	4,326
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(4,474)	(1,591)
Other comprehensive (loss) income		(174,441)	24,023
Comprehensive (loss) income		552,318	294,375

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		555,294	293,988
Comprehensive (loss) income, attributable to non-controlling interests		(2,976)	387
Total comprehensive (loss) income		552,318	294,375

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Increase (decrease) for changes in accounting policies			(1,918)			(1,918)	(1,957)	(3,875)	—	(3,875)
Re-expressed opening balance	353,618	(691,772)	2,834	(18,926)	2,168	(705,696)	7,423,176	7,071,098	41,920	7,113,018
Changes in Equity:
Comprehensive income
Net profit							725,482	725,482	1,277	726,759
Other comprehensive income, net of tax	—	(180,623)	10,561	1,355	(1,481)	(170,188)	—	(170,188)	(4,253)	(174,441)
Comprehensive income	—	(180,623)	10,561	1,355	(1,481)	(170,188)	725,482	555,294	(2,976)	552,318
Dividends							(324,295)	(324,295)	(1,752)	(326,047)
Increase (decrease) from transfers and other changes							(318)	(318)	—	(318)
Changes in equity	—	(180,623)	10,561	1,355	(1,481)	(170,188)	400,869	230,681	(4,728)	225,953
Closing balance at 12-31-2018	353,618	(872,395)	13,395	(17,571)	687	(875,884)	7,824,045	7,301,779	37,192	7,338,971

12-31-2017	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2017	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283
Changes in Equity:
Comprehensive income
Net profit							269,724	269,724	628	270.352
Other comprehensive income, net of tax		12,114	3,656	1,826	6,668	24,264		24,264	(241)	24.023
Comprehensive income	—	12,114	3,656	1,826	6,668	24,264	269,724	293,988	387	294.375
Dividends							(174,266)	(174,266)	(2,483)	(176.749)
Increase (decrease) from transfers and other changes							—	—	(16)	(16)
Changes in equity	—	12,114	3,656	1,826	6,668	24,264	95,458	119,722	(2,112)	117.610
Closing balance at 12-31-2017	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018 ThU.S.$	2017 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	6,129,806	5,508,705
Other cash receipts from operating activities	377,085	365,238
Classes of cash payments
Payments to suppliers for goods and services	(4,299,395)	(3,850,367)
Payments to and on behalf of employees	(558,230)	(532,223)
Other cash payments from operating activities	(192,254)	(128,314)
Interest paid	(172,280)	(261,186)
Interest received	11,738	18,966
Income taxes paid	(12,742)	(37,942)
Other inflows (outflows) of cash, net	(2,807)	(10,452)
Net Cash flows from Operating Activities	1,280,921	1,072,425

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(17,049)	(15,918)
Cash used for the purchase of non-controlling interests	(3,023)	—
Other cash receipts from sales of equity or debt instruments in other entities	2	1
Proceeds from sale of property, plant and equipment	9,392	6,308
Purchase of property, plant and equipment	(675,958)	(448,314)
Purchase of intangible assets	(2,682)	(10,468)
Proceeds from sales of other long-term assets	5,437	2,609
Purchase of other non-current assets	(222,029)	(179,184)
Dividends received	10,880	7,287
Other inflows (outflows) of cash, net	1,048	4,331
Cash flows used in Investing Activities	(893,982)	(633,348)

Cash flows from (used in) Financing Activities
Total borrowings obtained	863,551	1,312,481
Debt obtained in long-term	485,077	1,025,096
Debt obtained in short-term	378,474	287,385
Repayments of borrowings	(475,284)	(1,627,711)
Dividends paid	(257,421)	(121,586)
Other outflows of cash, net	(975)	(2,285)
Cash flows used in Financing Activities	129,871	(439,101)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	516,810	(24)
Effect of exchange rate changes on cash and cash equivalents	(30,754)	(2,343)

Net increase (decrease) of Cash and Cash equivalents	486,056	(2,367)
Cash and cash equivalents, at the beginning of the period	589,886	592,253
Cash and cash equivalents, at the end of the period	1,075,942	589,886

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

The ultimate shareholders of Arauco are Mrs. María Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi, who have control fundamentally as follows:

(i)	Through Inversiones Angelini y Cía. Ltda., entity wich has 63.4015% of the shares of AntarChile S.A. and

(ii)

Mr. Roberto Angelini Rossi through the statutory control of Inversiones Golfo Blanco Ltda., direct owner of 5.77307% of the shares of AntarChile S.A.; and Mrs. Patricia Angelini Rossi, through the statutory control of Inversiones Senda Blanca Ltda., direct owner of 4.329804% of the shares of AntarChile S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Consolidated Statements of Financial Position as of December 31, 2018 and December 31, 2017.

•	Consolidated Statements of Profit or Loss for the periods ended December 31, 2018 and 2017.

•	Consolidated Statements of Comprehensive Income for the periods ended December 31, 2018 and 2017.

•	Consolidated Statements of Changes in Equity for the periods ended December 31, 2018 and 2017.

•	Consolidated Statements of Cash Flows for the periods ended December 31, 2018 and 2017.

•	Explanatory disclosures (notes)

Period Covered by the Consolidated Financial Statements

Periods ended December 31, 2018 and 2017.

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 605 on March 8, 2019.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

UTA – Annual Tax Unit

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

- Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Argentine Pesos, Canadian Dollars and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss, amortized cost, and Fair Value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial registration.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of Profit or Loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

(c) Financial assets at fair value through other comprehensive income: these instruments are initially measured at fair value, with gain or losses then reclassified to profit or losses in the period when accounts are written off. Financial instruments of this category meet the “SPPI” criterion, and they are maintained within Arauco’s business model, both for the collection of cash flows and for their sale.

Subsequent measurement

Financial instruments are subsequently measured at “Fair value through profit or loss”, Amortized Cost or Fair Value through other comprehensive income.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation and they are mainly acquired to be sold in the short term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as Other Current and Non-Current Financial Assets. They are subsequently valuated by determining their fair value, registering changes in value in the Other Comprehensive Income, in the items of Financial Income or Financial Costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by lower loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

c) Financial assets at fair value through other comprehensive income: these instruments are subsequently measured at fair value. Income from interest is calculated using the effective interest method, foreign exchange income and losses and impairment are registered in profit or loss. Other net earnings and losses are registered in other comprehensive income. In the case of initial or subsequent reductions of the value of the assets, accumulated earnings and losses are reclassified to profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the financial statements. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in sales expenses.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of loans, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial Liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial Liabilities at Amortized Cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount, and includes the costs of transactions that are an integral part of the effective interest rate. This category includes Commercial Accounts Payable and Other Accounts Payable, as well as the loans included in Other Current and Non-Current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statements of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line Other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

n) Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial accounts receivable. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them.

Arauco analyses and takes under consideration all relevant facts and circumtances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Aditionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract.

Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time retribution is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognised when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and Other current payables” in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

z) Recent accounting pronouncements

a)	Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2018:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

Supersedes IAS 39. This final version includes requirements for the classification and measurement of financial assets and liabilities and introduces an ‘expected credit loss’ model for the measurement of the impairment. Hedge accounting part was included in IFRS 9 published at November 2013.

January 1, 2018

IFRS 15

Revenue from Contracts with Customers

Provides a single, principles based five-step model to be applied to all contracts with customers. The principles include information related to nature, amount, opportunity and uncerntainty of the revenue and cash flows from contracts with customers.

January 1, 2018

IFRIC 22

Transactions in Foreign Currency and Anticipated Considerations

Applies to a transaction in foreign currency (or partially in foreign currency) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an anticipated consideration, before recognizing the related asset, expense, or income.

January 1, 2018

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards Deletes the short-term exemptions for first time adopters regarding to IFRS 7, IAS 9 and IFRS 10.	January 1, 2018

IFRS 2	Share-based payment Clarifies the measurement of cash settled share-based payment transactions and the accounting for amendments that change such payments to equity instruments.	January 1, 2018

IFRS 15	Revenue from contracts with customers. Introduces clarifications to the guidelines and examples related to the transition towards the new rule.	January 1, 2018

IFRS 4	Insurance contracts Introduces two approaches: overlap and temporary exemption of IFRS 9.	January 1, 2018

IAS 40	Investment properties Clarifies the requirements needed to transfer to, or from, investment properties.	January 1, 2018

IAS 28	Investments in associates and joint ventures Measurement of the investments in associates and joint ventures at fair value.	January 1, 2018

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

IFRS 9 - Financial Instruments.

IFRS 9 came into force on January 1, 2018, replacing IAS 39, and its application has not given rise to significant impact on Arauco’s Consolidated Financial Statements. The Company carried out a detailed assessment of the three aspects of the standard and its impact on the interim consolidated financial statements, which can be summarized as follows:

i) Classification and measurement: as required by IFRS 9, Arauco changed its classification method for financial assets based on two concepts: the characteristics of the financial assets’ contractual cash flows and of Arauco’s business model, the purpose of which is achieved through the collection of contractual cash flows and the sale of financial assets. Under this new method the four classification categories of IFRS 39 were replaced with the following:

- Amortized cost, where the financial assets are kept in a business model the purpose of which is the generation of contractual cash flows;

- Fair value through other comprehensive income, where the financial assets are kept in a business model the purpose of which is achieved by generating contractual cash flows and selling financial assets;

- Fair value through profit or loss, a residual category which comprises financial instruments that are not kept under any of the business models referenced above, including those kept for negotiation and those designated at fair value in their initial recognition.

With regard to the measurement of financial liabilities, IFRS 9 retains to a great extent the prior accounting treatment of IAS 39, with limited amendments, under which the majority of these liabilities are measured at amortized cost, thereby enabling the designation of a financial liability at fair value with changes in results, provided that certain criteria are met. However, the standard introduced new provisions for liabilities designated at fair value through profit or loss, by virtue of which under certain circumstances the changes in the fair value related to the variation of the “own credit risk” are recognized in other comprehensive income.

Management reviewed and assessed Arauco’s financial assets as of January 1, 2018, based on the hitherto prevailing events and circumstances, and concluded that the new classification requirements do not have an impact on the accounting of its financial assets. The loans and the accounts receivable are maintained in order to obtain the contractual cash flows that only represent the payment of principal and interest; therefore, the criteria for them to be measured at amortized cost under IFRS 9, are fulfilled. Regarding the impairment of the financial assets, IFRS 9 requires an expected credit losses model, as opposed to the incurred loss model set forth by IAS 39. This means that, under IFRS 9, impairments are recorded, generally, earlier compared with the previous model. The new impairment model is applied to the financial assets measured at amortized cost or measured at their fair value through other comprehensive income, except for investments in equity instruments. Impairment provisions are measured based on:

-	The expected credit losses for the upcoming 12 months; or

-

The expected credit losses during the entire lifespan of the asset, if on the date of submission of the Consolidated Financial Statements, a significant increase in the credit risk of a financial instrument were to occur, as from the initial recognition thereof.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

IFRS 9 also establishes a simplified approach to measure the correction of values for losses at a sum equal to the expected credit loss during the lifespan of the asset for commercial accounts receivable, contractual assets, or accounts receivable for leases. Arauco chose to apply this policy for the aforementioned financial assets.

ii) Hedging accounting: IFRS 9 also introduced a new model for hedging accounting, with the purpose of aligning accounting more closely with the risk management activities of the companies and of establishing an approach that would be more principle-based. The new approach allows for an improved reflection of the risk management activities in the financial statements, allowing for more elements to be eligible as hedged elements: risk component of non-financial items, net positions and aggregate exposures (in other words, a combination of a non-derivative exposure and a derivative). The most significant changes regarding the hedging instruments, when compared with the hedging accounting method employed under IAS 39, pertains to the possibility of deferring the temporary value of an option, the forward points of forward contracts, and the difference of the monetary base in other comprehensive income, until the time when the hedged element has an impact on results. IFRS eliminated the quantitative requirement from the effectiveness tests envisaged under IAS 39, whereby the results had to be within the 80%-125% range, thus allowing for the evaluation of the efficacy to be aligned with the management of the risk through the demonstration of the existence of an economic ratio between the hedging instrument and the hedged item, while also allowing the possibility of rebalancing the hedging ratio if the risk management objective remains unaltered. Nevertheless, retrospective inefficacy must still be valuated and recognized. Arauco applied the new requirements of IFRS 9 as of the date of the adoption of the same, as of January 1, 2018.

The application of IFRS has had the following initial impacts as of January 1, 2018, in Arauco’s Consolidated Financial Statements:

Hedging assets net	ThU.S.$
Closing balance at December 31, 2017 - calculated under IAS 39	52,057
Amounts restated through reserves	(2,627)
Opening balance at January 1, 2018 - under IFRS 9	49,430

Loss allowance for trade receivables	ThU.S.$
Closing loss allowance at December 31, 2017 - calculated under IAS 39	(17,785)
Amounts restated through retained earnings	(2,875)
Closing loss allowance at January 1, 2018 - under IFRS 9	(20,660)

IFRS 9 adjustments net of deferred taxes	ThU.S.$
Amounts restated through reserves	(2,627)
Amounts restated through retained earnings	(2,875)
Deferred taxes	1,627
Increase (decrease) due to changes to accounting policies	(3,875)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

IFRS 15 – Revenue from Contracts with Customers.

As from January 1, 2018, Arauco has decided to apply IFRS 15 using the modified retrospective method, recognizing the accumulated effect of the initial application as an adjustment to the opening balance of the retained earnings of year 2018. However, no significant effects impacting Arauco’s Consolidated Financial Statements were identified.

This standard requires more detailed disclosures than those required under the previous current standards, with the purpose of supplying more complete information regarding the nature, amounts, schedule and certainty of the income and cash flows derived from the contracts with clients.

In addition to the submission of more extensive disclosures regarding Arauco’s income transactions, the application of IFRS 15 has not had any impact upon Arauco’s financial position or financial performance. During 2017, the Arauco Group carried out an implementation project, in order to identify and measure the potential impacts of applying IFRS 15 to its consolidated financial statements. This project identified all of the income flows from Arauco’s ordinary activities, the knowledge of the business’s traditional practices, a thorough evaluation of each type of contract with clients, and the determination of the registration methodology for this income under the current rules. A special evaluation was carried out regarding the contracts that contain key aspects of IFRS 15 and certain features that are of particular interest for Arauco, such as: identification of contractual obligations, contracts with multiple obligations and moment of the recognition, contracts with a variable consideration, significant financing components, principal versus agent analysis, existence of warranties for type of service, and capitalization of the costs of obtaining and performing a contract. As mentioned in this Note 1, Arauco’s main activity is the production and sale of products related to the forestry and timber industry. Considering the nature of the goods and services that are being offered as well as the aforementioned characteristics of the income flows, Arauco did not identify impacts over the consolidated financial statements at the moment of initially applying IFRS 15, that is, as of January 1, 2018. The type of revenue and acknowledgments are described in Notes 9 and 24.

b)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 16

Leases

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRIC 23	Uncertain tax positions It clarifies the method for applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019

IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and inverstments contracts.	January 1, 2021

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 19

Employee Benefits

Prescribe the accounting and disclosure for employee benefits, requiring an entity to recognise a liability where an employee has provided service and an expense when the entity consumes the economic benefits of employee service.

January 1, 2019

IAS 28

Investments in associates and joint ventures

It clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

January 1, 2019

IFRS 9	Financial instruments Allows assets to be measured at amortised cost.	January 1, 2019

IFRS 3	Business Combinations Clarifies that when an entity obtains control of a business that is a joint operation, it is a business combination achieve by steps.	January 1, 2019

IFRS 11	Joint Arrangements Clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	January 1, 2019

IAS 12

Income taxes

Clarifies the income tax consequences of dividends from financial instruments at amortized cost should be recognized according to the past transactions or events that generated distributable profits.

January 1, 2019

IAS 23	Borrowing Costs Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings	January 1, 2019

IAS 1 y IAS 8

Presentation of Financial Statementes and Accounting Policies, Changes in Accounting Estimates and Errors.

Clarifies the definition of material and align the definition used in the Conceptual Framework and the standards themselves.

January 1, 2020

IFRS 3	Definition of a Business Narrows the definitions of a business	January 1, 2020

According to the performed evaluations, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period, except for the effects of the adoption of IFRS 16, which is described below.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

IFRS 16 - Leases

IFRS 16 has not been applied at the closing of these Consolidated Financial Statements, and is applicable as of the annual periods beginning on January 1, 2019.

IFRS 16 - Leases includes changes in Arauco’s accounting as lesee, by requiring a similar treatment than that of financial leases for all the leases that are currently classified as operational with an effective term exceeding 12 months. This means, in general terms, that it will be necessary to acknowledge an asset that represents the right of use over the goods that are subject to operational leasing agreements as well as a liability, equal to the present value of the payments associated to the agreement. Regarding the effects over the results, the payment of monthly leases shall be replaced by the depreciation for the asset’s right of use and the acknowledgement of a financial expense.

Arauco will recognize leases retroactively with the cumulative effect of the initial application of the standard recognized as of January 1, 2019, consistently with all leases where it acts a lessee.

Given this alternative, it will not be necessary to restate the comparative information.

Arauco has chosen not to recognize a liability and an asset for right-of-use for low value leases or whose term of the contract is 12 months or less.

In the impact assessment project of IFRS 16 in the Consolidated Financial Statements of Arauco, we have estimated that we will recognize assets for right-of-use with their corresponding obligations for right-of-use for an approximate amount of MU.S.$ 300.

NOTE 2. ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

Arauco applied IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial instruments” for the first time. These new standards require an assessment of the impacts over each of the affected accounting accounts and balances as of January 1, 2018, as part of the transition to the new accounting standards.

The Company has identified the changes as a result of the application of the standards, acknowledging the accumulated effect of their initial application as a restatement of the opening balances of the retained earnings and reserves as of January 1, 2018; therefore, the financial statements as of December 31, 2017 have not been modified.

The impact of the implementation of IFRS 9—Financial instruments, and IFRS 15—Revenue from Contracts with Customers, is explained in note 1 z).

Changes to accounting estimates

As of December 31, 2018, there have been no changes regarding the accounting estimates for the 2017 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	12-31-2018	12-31-2017
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	12-31-2018	12-31-2017
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in December 2018 was equivalent to 20% of the distributable net profit calculated as of the end of September 2018 and was considered a decrease in the statements of changes in equity.

The final dividend paid each year on may corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$324,295 (ThU.S.$ 174,266 as of December 31, 2017) presented in the statements of changes in equity correspond to the minimum dividend provision recorded for the period 2018.

In the Statements of Cash Flow in the line item “Dividends Paid” an amount of ThU.S.$257,421 is presented for the year ended December 31, 2018 (ThU.S.$ 121,586 for the year ended December 31, 2017), of which ThU.S.$256,029 (ThU.S.$ 119,499 for the year ended December 31, 2017) correspond to the payment of dividends of the parent company.

The following are the dividends paid and per share amounts during the periods 2018 and 2017:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-12-2018
Amount of Dividend	ThU.S.$ 142,256
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$ 1.25712

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2018
Amount of Dividend	ThU.S.$113,773
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$1.00542

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-20-2017
Amount of Dividend	ThU.S.$60,494
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.53459

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2017
Amount of Dividend	ThU.S.$59,005
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.52143

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the years ended December 31, 2018 and 2017 are as follows:

	January - December
	2018 ThU.S.$	2017 ThU.S.$
Classes of Other Income
Other Income, Total	124,304	111,513
Gain from changes in fair value of biological assets (See note 20)	84,476	83,031
Net income from insurance compensation	1,788	1,305
Revenue from export promotion	3,570	3,542
Lease income	2,156	3,061
Gain on sales of assets	13,164	13,444
Access easement	260	565
Compensations received	4,554	283
Other operating results (*)	14,336	6,282

Classes of Other Expenses by activity
Total of Other Expenses by activity	(95,880)	(240,165)
Depreciation	(523)	(466)
Legal expenses	(3,832)	(3,882)
Impairment provision for property, plant and equipment and others	(31,680)	(33,240)
Operating expenses related to plants stoppage	(2,718)	(7,275)
Expenses related to projects	(15,497)	(2,139)
Loss of asset sales	(8,533)	(4,691)
Loss and repair of assets	(430)	(3,739)
Loss of forest due to fires (**)	(2,584)	(138,139)
Other Taxes	(16,821)	(17,463)
Research and development expenses	(1,888)	(2,594)
Fines, readjustments and interests	(788)	(3,675)
Others rentals no operational	(3,551)	(1,877)
Other expenses	(7,035)	(20,985)

Classes of financing income
Financing income, total	20,895	19,640
Financial income from mutual funds - term deposits	13,177	11,023
Financial income resulting from swap - forward instruments	596	3,602
Other financial income	7,122	5,015

Classes of financing costs
Financing costs, Total	(214,779)	(287,958)
Interest expense, Banks loans	(29,320)	(31,014)
Interest expense, Bonds	(142,846)	(223,602)
Interest expense, other financial instruments	(18,716)	(15,706)
Other financial costs	(23,897)	(17,636)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	17,246	17,017
Investments in associates	3,043	4,855
Joint ventures	14,203	12,162

(*)	“Other operating results” includes income from interests, extraction of sand and gravel from wharfage and indemnities, among others.
(**)	Loss of forest due to fires are presented net of ThU.S.$35,000 from insurance compensation as of December 2017.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales	2018 ThU.S.$	2017 ThU.S.$
Timber	691,129	725,114
Forestry labor costs	672,233	631,276
Depreciation	377,557	389,847
Maintenance costs	280,715	262,764
Chemical costs	560,241	517,478
Sawmill Services	140,106	109,776
Other Raw Materials	228,701	188,874
Other Indirect costs	185,424	178,447
Energy and fuel	207,712	186,041
Cost of electricity	34,301	42,008
Wage and salaries	344,630	342,907
Total	3,722,749	3,574,532

(*)

Total amount is composed of the cost of inventory sales for ThU.S.$ 3,662,348 (ThU.S.$ 3,510,009 as of December 31, 2017) and the cost of rendering services for ThU.S.$ 60,401 (ThU.S.$ 64,523 as of December 31, 2017)

	January - December
Distribution cost	2018 ThU.S.$	2017 ThU.S.$
Selling costs	39,402	39,175
Commissions	14,629	14,880
Insurance	4,266	3,620
Provision for doubtful accounts	3,144	(245)
Other selling costs	17,363	20,920
Shipping and freight costs	517,403	484,125
Port services	28,064	30,996
Freights	440,886	384,523
Other shipping and freight costs (internation, warehousing, stowage, customs and other costs)	48,453	68,606
Total	556,805	523,300

	January - December
Administrative expenses	2018 ThU.S.$	2017 ThU.S.$
Wages and salaries	247,927	218,720
Marketing, advertising, promotion and publications expenses	12,650	10,046
Insurances	15,538	17,122
Depreciation and amortization	27,879	28,210
Computer services	27,434	27,193
Lease rentals (offices, other property and vehicles)	14,249	14,195
Donations, contributions, scholarships	13,952	12,772
Fees (legal and technical advisors)	51,039	43,107
Property taxes, city permits and rights	17,645	17,281
Cleaning services, security services and transportation	24,089	25,153
Third-party variable services (maneuvers, logistics)	43,573	46,097
Basic services	9,467	8,423
Maintenance and repair	6,973	5,579
Seminars, courses, training materials	3,117	2,526
Other administration expenses (travels, clothing and safety equipment, enviromental expenses, audits and others)	45,752	44,870
Total	561,284	521,294

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

e) Auditor Fees and Number of Employees (Not audited)

Auditors fees		12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Audit services		2,878	2,293
Other services
		931	975
	Tax services	313	720
TOTAL	Others	4,122	3,988

Number of employees		No.
		17,252	15,379

NOTE 4. INVENTORIES

Components of Inventory	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Raw materials	56,213	103,049
Production supplies	122,794	98,548
Work in progress	66,432	56,194
Finished goods	610,203	441,726
Spare Parts	174,554	168,945
Total Inventories	1,030,196	868,462

Inventories recognized as cost of sales at December 31, 2018 were ThU.S.$3,662,348 (ThU.S.$3,510,009 at December 31, 2017).

In order to have the inventories recorded at net realizable value at December 31, 2018, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$2,038 (ThU.S.$1,264 at December 31, 2017). As of December 31, 2018, the amount of obsolescence provision is ThU.S.$29,658 (ThU.S.$28,684 at December 31, 2017).

At December 31, 2018, there were inventory write-offs of ThU.S.$6,760 (ThU.S.$ 1,427 at December 31, 2017)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, there are no inventories pledged as security to report.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Cash on hand	126	148
Bank checking account balances	327,006	209,037
Time deposits	478,775	292,105
Mutual funds	270,035	73,170
Other cash and cash equivalents (*)	—	15,426
Total	1,075,942	589,886

(*)	Applies to purchase contracts with resale commitments.

The risk classification of the mutual funds in effect as of December 31, 2018 and December 31, 2017 is shown below.

	December 2018 ThU.S.$	December 2017 ThU.S.$
AAAfm	268,237	64,471
No classification	1,798	8,699
Total Mutual Funds	270,035	73,170

Changes in Financial Liabilities

		Cash Flow
	Opening balance 01-01-2018	Borrowings obtained	Borrowings paid	Interest paid	Accrued interest	Inflation adjustment	Non-cash movements	Closing balance 12-31-2018
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Borrowings from banks	858,457	534,474	(453,789)	(28,397)	30,133	761	(1,204)	940,435
Hedging liabilities	5,393	—	—	(803)	—	(138)	67,147	71,599
Bonds and promissory notes	3,302,685	329,077	(21,495)	(143,080)	144,116	(112,773)	3,124	3,501,654
Total	4,166,535	863,551	(475,284)	(172,280)	174,249	(112,150)	69,067	4,513,688

		Cash Flow
	Opening balance 01-01-2017	Borrowings obtained	Borrowings paid	Interest paid	Accrued interest	Inflation adjustment	Non-cash movements	Closing balance 12-31-2017
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Borrowings from banks	914,358	421,309	(481,205)	(28,141)	27,894	(439)	4,681	858,457
Hedging liabilities	87,364	—	—	—	—	—	(81,971)	5,393
Bonds and promissory notes	3,452,658	891,172	(1,146,506)	(233,045)	218,326	122,324	(2,244)	3,302,685
Total	4,454,380	1,312,481	(1,627,711)	(261,186)	246,220	121,885	(79,534)	4,166,535

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On September 29, 2014, the Official Gazette enacted Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes in Chile. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017, 2018 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 28, 2016, the Official Gazette enacted Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

On December 22, 2017, a new law was enacted in the United States that amended several articles of the Income Tax Act. The most relevant amendments of this law include the reduction of the income tax rate, from 35% as to 21% by 2018 fiscal year. This amendment generated a benefit of ThU.S.$ 17,600 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. This amendment generated a benefit of ThU.S$ 62,677 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Deferred tax Assets relating to Provisions	6,105	7,433
Deferred tax Assets relating to Accrued Liabilities	10,906	11,267
Deferred tax Assets relating to Post-Employment benefits	19,072	19,276
Deferred tax Assets relating to Property, Plant and equipment	10,125	11,657
Deferred tax Assets relating to Financial Instruments	9,761	4,348
Deferred tax Assets relating to Tax Loss Carryforward	109,320	62,706
Deferred tax Assets relating to Inventories	5,532	5,941
Deferred tax Assets relating to Provisions for Income	7,443	21,354
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,001	5,149
Intangible revaluation differences	7,651	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	21,108	27,364
Total Deferred Tax Assets	212,024	186,884

Offsetting presentation	(207,389)	(178,618)

Net Effect	4,635	8,266

Certain subsidiaries of Arauco mainly in Chile, Brazil and Uruguay, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$368,938 (ThU.S.$ 216,397 at December 31, 2017), which are mainly originated by operational and financial losses.

In addition, as of the closing of these consolidated financial statements there are ThU.S.$183,162 (ThU.S.$ 167,862 at December 31, 2017) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2018	12-31-2017
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	829,288	860,498
Deferred tax Liabilities relating to Financial Instruments	14,225	12,684
Deferred tax Liabilities relating to Biological Assets	661,582	676,876
Deferred tax Liabilities relating to Inventory	39,025	32,580
Deferred tax Liabilities relating to Prepaid Expenses	37,897	41,600
Deferred tax Liabilities relating to Intangible	20,240	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	22,790	17,731
Total Deferred Tax Liabilities	1,625,047	1,663,983

Offsetting presentation	(207,389)	(178,618)

Net Effect	1,417,658	1,485,365

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$4,474 for the year ended December 31, 2018 (compared to a credit of ThU.S.$ 1,591 for the year ended December 31, 2017), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	7,433		7,433	(1,015)	—	(313)	6,105
Deferred tax Assets relating to Accrued Liabilities	11,267		11,267	(361)	—	—	10,906
Deferred tax Assets relating to Post-Employment benefits	19,276		19,276	297	(504)	3	19,072
Deferred tax Assets relating to Property, Plant and equipment	11,657		11,657	(1,532)	—	—	10,125
Deferred tax Assets relating to Financial Instruments	4,348	709	5,057	(507)	5,211	—	9,761
Deferred tax Assets relating to Tax Loss Carryforward	62,706		62,706	53,103	—	(6,489)	109,320
Deferred tax Assets relating to Inventories	5,941		5,941	(378)	—	(31)	5,532
Deferred tax Assets relating to Provisions for Income	21,354		21,354	(13,910)	—	(1)	7,443
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	918	6,067	(843)	—	(223)	5,001
Intangible revaluation differences	10,389		10,389	(1,244)	—	(1,494)	7,651
Deferred tax Assets relating to Other Deductible Temporary Differences	27,364		27,364	(3,838)	—	(2,418)	21,108
Total Deferred Tax Assets	186,884	1,627	188,511	29,772	4,707	(10,966)	212,024

	Opening Balance 01-01-2018 IAS 39	Amounts restated	Opening Balance 01-01-2018 IFRS 9	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	860,498	—	860,498	(23,428)	—	(7,782)	829,288
Deferred tax Liabilities relating to Financial Instruments	12,684	—	12,684	1,542	—	(1)	14,225
Deferred tax Liabilities relating to Biological Assets	676,876	—	676,876	2,060	—	(17,354)	661,582
Deferred tax Liabilities relating to Inventory	32,580	—	32,580	6,445	—	—	39,025
Deferred tax Liabilities relating to Prepaid Expenses	41,600	—	41,600	(3,703)	—	—	37,897
Deferred tax Liabilities relating to Intangible	22,014	—	22,014	(562)	—	(1,212)	20,240
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	—	17,731	6,450	—	(1,391)	22,790
Total Deferred Tax Liabilities	1,663,983	—	1,663,983	(11,196)	—	(27,740)	1,625,047

	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through Business Combination	Increase (decrease) Net exchange differences	Closing balance 12-31-2017
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	5,771	931	—	726	5	7,433
Deferred tax Assets relating to Accrued Liabilities	11,716	(405)	—	—	(44)	11,267
Deferred tax Assets relating to Post-Employment benefits	17,618	2,286	(673)	—	45	19,276
Deferred tax Assets relating to Property, Plant and equipment	9,806	1,850	—	—	1	11,657
Deferred tax Assets relating to Financial Instruments	12,699	1,414	(9,764)	—	(1)	4,348
Deferred tax Assets relating to Tax Loss Carryforward	50,917	7,271	—	6,093	(1,575)	62,706
Deferred tax Assets relating to Inventories	7,158	(1,435)	—	221	(3)	5,941
Deferred tax Assets relating to Provisions for Income	7,069	(3,697)	—	—	—	3,372
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	(854)	—	1,133	(16)	5,149
Intangible revaluation differences	10	(954)	—	11,333	—	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	30,216	6,943	—	9,134	(948)	45,345
Total Deferred Tax Assets	157,866	13,350	(10,437)	28,640	(2,536)	186,884

	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through Business Combination	Increase (decrease) Net exchange differences	Closing balance 12-31-2017
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Liabilities relating to Property, Plant and Equipment	934,892	(82,445)	—	9,735	(1,684)	860,498
Deferred tax Liabilities relating to Financial Instruments	7,186	5,497	—	—	1	12,684
Deferred tax Liabilities relating to Biological Assets	719,577	(79,947)	—	37,997	(751)	676,876
Deferred tax Liabilities relating to Inventory	31,072	1,508	—	—	—	32,580
Deferred tax Liabilities relating to Prepaid Expenses	42,881	(1,281)	—	—	—	41,600
Deferred tax Liabilities relating to Intangible	27,222	(4,880)	—	—	(328)	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	(6,730)	—	4,467	(10)	17,731
Total Deferred Tax Liabilities	1,782,834	(168,278)	—	52,199	(2,772)	1,663,983

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2018		12-31-2017
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	102,704		124,178
Deferred Tax Assets - Tax loss carryforward	109,320		62,706
Deferred Tax Liabilities		1,625,047		1,663,983
Total	212,024	1,625,047	186,884	1,663,983

	January - December
Detail of Temporary Difference Income and Loss Amounts	2018 ThU.S.$	2017 ThU.S.$
Deferred Tax Assets	(23,331)	6,079
Deferred Tax Assets - Tax loss carryforward	53,103	7,270
Deferred Tax Liabilities	11,196	168,279
Total	40,968	181,628

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2018 ThU.S.$	2017 ThU.S.$
Current income tax expense	(270,252)	(155,292)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	4,471	3,018
Prior period current income tax adjustments	(1,732)	(227)
Other current benefit tax (expenses)	(220)	1,865
Current Tax Expense, Net	(267,733)	(150,636)
Deferred tax expense relating to origination and reversal of temporary differences	(12,135)	174,358
Tax benefit arising from previously unrecognized tax loss carryforward	53,103	7,270
Total deferred Tax benefit (expense), Net	40,968	181,628
Income Tax benefit (expense), Total	(226,765)	30,992

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2018 and 2017:

	January - December
	2018 ThU.S.$	2017 ThU.S.$
Foreign current income tax expense	(35,442)	(28,071)
Domestic current income tax expense	(232,291)	(122,565)
Total current income tax expense	(267,733)	(150,636)
Foreign deferred tax benefit (expense)	19,940	94,228
Domestic deferred tax benefit (expense)	21,028	87,400
Total deferred tax benefit (expense)	40,968	181,628
Total tax benefit (expense)	(226,765)	30,992

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2018 ThU.S.$	2017 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	25.5%
Tax Expense at statutory tax rate	(257,451)	(61,037)
Tax effect of foreign tax rates	3,464	(7,118)
Tax effect of revenues exempt from taxation	82,521	40,133
Tax effect of not deductible expenses	(53,510)	(28,783)
Tax rate effect of tax loss carry forwards	15	(44)
Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	(91)	195
Tax effect of a new evaluation of assets for deferred not recognized taxes	—	5,311
Tax rate effect from change in tax rate (opening balances)	—	78,946
Tax rate effect of adjustments for current tax of prior periods	(1,732)	(227)
Other tax rate effects	19	3,616
Total adjustments to tax expense at applicable tax rate	30,686	92,029
Tax benefit (expense) at effective tax rate	(226,765)	30,992

Current tax liabilities

The current tax liabilities balances are as follow:

	12-31-2018	12-31-2017
Current tax Liabilities	ThU.S.$	ThU.S.$
Monthly Provisional Payments (MPP)	260,538	126,404
Provision tax income (First category)	(107,023)	(119,753)
Other taxes	127	1,437

Total	153,642	8,088

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2018	12-31-2017
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	1,030,730	597,351
Land	972,143	1,008,310
Buildings	2,062,887	2,135,201
Plant and equipment	2,921,462	3,112,755
Information technology equipment	23,292	22,665
Fixtures and fittings	15,906	12,297
Motor vehicles	14,916	15,959
Other property, plant and equipment	133,357	129,761
Total Net	7,174,693	7,034,299

Property, Plant and Equipment, Gross
Construction work in progress	1,030,730	597,351
Land	972,143	1,008,310
Buildings	3,959,186	3,926,157
Plant and equipment	6,388,843	6,410,561
Information technology equipment	86,558	82,765
Fixtures and fittings	44,694	40,388
Motor vehicles	53,507	49,756
Other property, plant and equipment	157,301	159,720
Total Gross	12,692,962	12,275,008

Accumulated depreciation and impairment
Buildings	(1,896,299)	(1,790,956)
Plant and equipment	(3,467,381)	(3,297,806)
Information technology equipment	(63,266)	(60,100)
Fixtures and fittings	(28,788)	(28,091)
Motor vehicles	(38,591)	(33,797)
Other property, plant and equipment	(23,944)	(29,959)
Total	(5,518,269)	(5,240,709)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of December 31, 2018, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	798,631	112,924

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2018 and December 31, 2017:

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	660,918	3	6,949	42,467	1,125	1,146	2,352	15,516	730,476
Acquisitions through business combinations	—	3,900	—	4,887	—	—	—	—	8,787
Disposals	(1,994)	(448)	(770)	(702)	(42)	—	(129)	(528)	(4,613)
Retirements	(6,269)	(4,466)	(1,656)	(17,680)	(42)	(28)	(84)	(5,599)	(35,824)
Depreciation	—	—	(125,407)	(316,118)	(5,791)	(2,870)	(3,920)	(3,660)	(457,766)
Impairment loss recognized in profit or loss	—	—	(654)	(356)	(5)	(20)	—	—	(1,035)
Increase (decrease) through net exchange differences	(4,115)	(34,204)	(15,444)	(42,059)	(175)	(210)	(217)	(6,332)	(102,756)
Reclassification of assets held for sale	—	(2,193)	(5)	5,323	—	—	—	—	3,125
Increase (decrease) through transfers from construction in progress	(215,161)	1,241	64,673	132,945	5,557	5,591	955	4,199	—
Total changes	433,379	(36,167)	(72,314)	(191,293)	627	3,609	(1,043)	3,596	140,394
Closing balance 12-31-2018	1,030,730	972,143	2,062,887	2,921,462	23,292	15,906	14,916	133,357	7,174,693

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2017	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495
Changes
Additions	440,394	277	12,932	65,938	787	556	2,161	10,788	533,833
Acquisitions through business combinations	3,460	4,009	17,214	46,415	164	986	241	2,022	74,511
Disposals	—	(1,878)	(48)	(5,492)	(26)	(26)	(292)	(262)	(8,024)
Retirements	(1,585)	(75)	(3,809)	(3,900)	(4)	(29)	(127)	(7,211)	(16,740)
Depreciation	—	—	(125,692)	(311,819)	(6,080)	(2,268)	(3,546)	(5,421)	(454,826)
Impairment loss recognized in profit or loss	(208)	—	(769)	(8,271)	(5)	(310)	—	(338)	(9,901)
Increase (decrease) through net exchange differences	290	(2,728)	961	(2,394)	51	(31)	67	69	(3,715)
Reclassification of assets held for sale	(418)	—	—	84	—	—	—	—	(334)
Increase (decrease) through transfers from construction in progress	(165,613)	17,255	64,681	75,846	3,624	3,539	597	71	—
Total changes	276,320	16,860	(34,530)	(143,593)	(1,489)	2,417	(899)	(282)	114,804
Closing balance 12-31-2017	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending December 31, 2018 and 2017 is as follows:

	January-December
Depreciation for the year	2018 ThU.S.$	2017 ThU.S.$
Cost of sales	377,557	389,847
Administrative expenses	15,530	14,883
Other expenses	1,986	3,494
Total	395,073	408,224

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	12-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	76,020	116,534
Plant and equipment	76,020	116,534

Reconciliation of Financial Lease Minimum Payments:

12-31-2018
Periods	Present Value ThU.S.$
Less than one year	30,916
Between one and five years	37,271
More than five years	—
Total	68,187

12-31-2017
Periods	Present Value ThU.S.$
Less than one year	44,341
Between one and five years	68,035
More than five years	—
Total	112,376

Lease obligations are presented in the consolidated statements of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2018
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	1,180	49	1,131
Between one and five years	837	—	837
More than five years	—	—	—
Total	2,017	49	1,968

	12-31-2017
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	12,001	69	11,932
Between one and five years	1,174	—	1,174
More than five years	—	—	—
Total	13,175	69	13,106

Finance lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - December
Classes of revenue	2018 ThU.S.$	2017 ThU.S.$
Revenue from sales of goods	5,857,584	5,133,339
Revenue from rendering of services	97,249	105,002
Total	5,954,833	5,238,341

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2018	2017
	ThU.S.$	ThU.S.$
Employee expenses	627,614	563,117
Wages and salaries	602,936	542,981
Severance indemnities	24,678	20,136

	2018	2017
Discount rate	5.91%	5.11%
Inflation	3.00%	2.77%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

(1)

For the purposes of determining the technical reserves, Chilean annuity providers are required by law to utilize the mortality tables specified by the SVS (currently Chilean Commission for the Financial Market). The most recent table is the RV-2014, which is based on Chilean pensioner experience from 2006-2013 (SP & SVS, 2013). The mortality tables distinguish between males and females.

Sensitivities to assumptions	2018 ThU.S.$
Discount rate
Increase in 100 bps	(4,476)
Decrease in 100 bps	5,151
Wage growth rates
Increase in 100 bps	4,881
Decrease in 100 bps	(4,468)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2018 and December 31, 2017:

	12-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Current	5,656	5,730
Non-current	64,895	66,033
Total	70,551	71,763

Reconciliation of the present value of severance indemnities obligations	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance	71,763	65,328
Current service cost	5,201	5,583
Interest cost	3,723	3,208
(Gains) losses from changes in actuarial assumptions	(172)	(3,711)
Actuarial gains and losses arising from experience	(1,685)	1,212
Benefits paid	(4,773)	(5,654)
Costs from past services	4,710	—
Increase (decrease) for foreign currency exchange rates changes	(8,216)	5,797
Closing balance	70,551	71,763

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	12-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Total Current Assets	3,441,160	2,770,363

Cash and Cash Equivalents	1,075,942	589,886
U.S Dollar	834,513	501,352
Euros	8,295	4,306
Brazilian Real	44,605	47,314
Argentine Pesos	2,854	10,038
Other currencies	5,375	3,685
Chilean Pesos	180,300	23,191

Other current financial assets	497	3,504
U.S Dollar	497	3,497
Other currencies	—	7

Other current non-financial assets	129,854	129,837
U.S Dollar	49,170	48,632
Euros	125	104
Brazilian Real	19,018	17,158
Argentine Pesos	5,855	5,832
Other currencies	5,325	5,306
Chilean Pesos	50,361	52,805

Trade and other current receivables	839,184	814,412
U.S Dollar	631,047	550,674
Euros	7,399	20,498
Brazilian Real	66,500	89,673
Argentine Pesos	15,044	26,863
Other currencies	15,458	17,702
Chilean Pesos	99,950	106,442
U.F.	3,786	2,560

Accounts receivable from related companies	7,324	3,488
U.S Dollar	591	726
Brazilian Real	83	171
Chilean Pesos	6,169	2,192
U.F.	481	399

Current Inventories	1,030,196	868,462
U.S Dollar	957,529	809,689
Brazilian Real	72,667	58,773

Current biological assets	315,924	307,796
U.S Dollar	253,672	270,761
Brazilian Real	62,252	37,035

Current tax assets	36,513	49,471
U.S Dollar	16,042	7,769
Euros	262	—
Brazilian Real	4,978	6,721
Other currencies	1,501	3,188
Chilean Pesos	13,730	31,793

Non-current assets or disposal groups classified as held for sale	5,726	3,507
U.S Dollar	5,152	2,835
Brazilian Real	574	672

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Total Non-Current Assets	11,152,588	11,224,237

Other non-current financial assets	20,346	56,600
U.S Dollar	20,346	56,600

Other non-current non-financial assets	86,948	121,521
U.S Dollar	79,615	104,711
Brazilian Real	4,946	4,629
Argentine Pesos	1,427	11,303
Other currencies	730	693
Chilean Pesos	230	185

Trade and other non-current receivables	15,149	16,040
U.S Dollar	7,733	4,247
Brazilian Real	1,040	3,345
Other currencies	27	—
Chilean Pesos	3,267	6,692
U.F.	3,082	1,756

Accounts receivable from related companies, non-current	481	1,056
U.F.	481	1,056

Investments accounted for using equity method	358,053	368,772
U.S Dollar	135,805	130,276
Euros	177,548	185,410
Brazilian Real	42,052	53,080
Chilean Pesos	2,648	6

Intangible assets other than goodwill	90,093	88,615
U.S Dollar	87,729	87,007
Brazilian Real	2,364	1,516
Chilean Pesos	—	92

Goodwill	65,851	69,922
U.S Dollar	42,573	42,656
Brazilian Real	23,278	27,266

Property, plant and equipment	7,174,693	7,034,299
U.S Dollar	6,675,290	6,443,081
Brazilian Real	498,993	585,202
Chilean Pesos	410	6,016

Non-current biological assets	3,336,339	3,459,146
U.S Dollar	2,924,266	2,934,819
Brazilian Real	412,073	524,327

Deferred tax assets	4,635	8,266
U.S Dollar	4,558	4,319
Brazilian Real	36	3,622
Other currencies	41	32
Chilean Pesos	—	293

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2018			12-31-2017
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	1,160,815	418,949	1,579,764	1,045,364	354,030	1,399,394

Other current financial liabilities	121,606	415,990	537,596	148,778	351,566	500,344
U.S Dollar	110,329	334,747	445,076	134,125	284,293	418,418
Brazilian Real	1,880	4,948	6,828	2,383	4,660	7,043
Chilean Pesos	1,334	3,683	5,017	1,508	4,116	5,624
U.F.	8,063	72,612	80,675	10,762	58,497	69,259

Bank Loans	84,778	130,271	215,049	110,700	282,172	392,872
U.S Dollar	82,898	125,323	208,221	108,317	277,512	385,829
Brazilian Real	1,880	4,948	6,828	2,383	4,660	7,043

Financial Leases	7,265	23,651	30,916	9,928	34,413	44,341
Chilean Pesos	1,334	3,683	5,017	1,508	4,116	5,624
U.F.	5,931	19,968	25,899	8,420	30,297	38,717

Other Loans	29,563	262,068	291,631	28,150	34,981	63,131
U.S Dollar	27,431	209,424	236,855	25,808	6,781	32,589
U.F.	2,132	52,644	54,776	2,342	28,200	30,542

Trade and other current payables	659,618	—	659,618	717,342	4	717,346
U.S Dollar	184,989	—	184,989	193,562	—	193,562
Euros	7,450	—	7,450	9,099	—	9,099
Brazilian Real	64,873	—	64,873	124,917	—	124,917
Argentine Pesos	15,590	—	15,590	29,243	—	29,243
Other currencies	9,650	—	9,650	4,936	—	4,936
Chilean Pesos	348,886	—	348,886	333,525	4	333,529
U.F.	28,180	—	28,180	22,060	—	22,060

Accounts payable to related companies	10,229	—	10,229	11,208	—	11,208
U.S Dollar	1,777	—	1,777	1,354	—	1,354
Chilean Pesos	8,452	—	8,452	9,854	—	9,854

Other current provisions	413	—	413	2,728	—	2,728
U.S Dollar	413	—	413	622	—	622
Brazilian Real	—	—	—	2,106	—	2,106

Current tax liabilities	152,994	648	153,642	6,361	1,727	8,088
U.S Dollar	88	—	88	283	—	283
Euros	7	—	7	158	—	158
Argentine Pesos	16,730	—	16,730	46	—	46
Other currencies	102	—	102	479	—	479
Chilean Pesos	136,067	648	136,715	5,395	1,727	7,122

Current provisions for employee benefits	4,923	733	5,656	5,595	135	5,730
Brazilian Real	51	—	51	—	—	—
Chilean Pesos	4,872	733	5,605	5,595	135	5,730

Other current non-financial liabilities	211,032	1,578	212,610	153,352	598	153,950
U.S Dollar	187,740	606	188,346	119,309	582	119,891
Euros	49	—	49	77	—	77
Brazilian Real	12,340	—	12,340	18,016	—	18,016
Argentine Pesos	3,037	—	3,037	3,215	—	3,215
Other currencies	4,104	—	4,104	3,906	—	3,906
Chilean Pesos	3,762	972	4,734	8,809	16	8,825
U.F.	—	—	—	20	—	20

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2018			12-31-2017
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,506,687	3,168,326	5,675,013	3,025,553	2,452,760	5,478,313

Other non-current financial liabilities	1,451,888	2,592,391	4,044,279	1,455,641	2,322,926	3,778,567
U.S Dollar	1,041,304	1,573,044	2,614,348	970,631	1,508,999	2,479,630
Brazilian Real	7,827	—	7,827	16,506	—	16,506
Chilean Pesos	5,821	—	5,821	9,839	—	9,839
U.F.	396,936	1,019,347	1,416,283	458,665	813,927	1,272,592

Bank Loans	526,062	199,324	725,386	327,424	138,161	465,585
U.S Dollar	518,235	199,324	717,559	310,918	138,161	449,079
Brazilian Real	7,827	—	7,827	16,506	—	16,506

Financial Leases	37,271	—	37,271	68,035	—	68,035
Chilean Pesos	5,821	—	5,821	9,839	—	9,839
U.F.	31,450	—	31,450	58,196	—	58,196

Other Loans	888,555	2,393,067	3,281,622	1,060,182	2,184,765	3,244,947
U.S Dollar	523,069	1,373,720	1,896,789	659,713	1,370,838	2,030,551
U.F.	365,486	1,019,347	1,384,833	400,469	813,927	1,214,396

Non-current payables	2.230	—	2.230	—	—	—
U.S Dollar	2.230	—	2.230	—	—	—

Other non-current provisions	33,884	—	33,884	36,008	—	36,008
U.S Dollar	9	—	9	7	—	7
Brazilian Real	5,839	—	5,839	4,682	—	4,682
Argentine Pesos	28,035	—	28,035	31,316	—	31,316
Chilean Pesos	1	—	1	3	—	3

Deferred tax liabilities	841,723	575,935	1,417,658	1,355,531	129,834	1,485,365
U.S Dollar	751,356	575,935	1,327,291	1,247,096	129,834	1,376,930
Brazilian Real	90,367	—	90,367	108,435	—	108,435

Non-current provisions for employee benefits	64,895	—	64,895	66,033	—	66,033
Other currencies	159	—	159	129	—	129
Chilean Pesos	64,736	—	64,736	65,904	—	65,904

Other non-current non-financial liabilities	112,067	—	112,067	112,340	—	112,340
U.S Dollar	19	—	19	13	—	13
Brazilian Real	111,841	—	111,841	111,634	—	111,634
Argentine Pesos	29	—	29	480	—	480
Chilean Pesos	178	—	178	213	—	213

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - December
	2018	2017
	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(70,685)	(6,537)
Arauco Forest Brasil S.A.	(65,196)	(6,929)
Arauco Florestal Arapoti S.A.	(17,007)	(1,051)
Sonae Arauco S.A.	(9,811)	20,547
Arauco Argentina S.A.	(7,584)	(752)
Flakeboard Company Limited	(7,879)	6,529
Others	(2,461)	307

Total reserve of exchange differences on translation	(180,623)	12,114

Effect of foreign exchange rates changes

	January-December
	2018	2017
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(26,470)	98
Reserve of exchange differences on translation (with Non-controlling interests)	(185,038)	11,873

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these interim consolidated financial statements, Arauco has capitalized financial interest related to the modernization and extension of Planta Arauco (MAPA) project in Chile and to the Grayling project in the United States.

	January - December
	2018	2017
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	3.74%	4.57%
Amount of the capitalized interest cost, property, plant and equipment	16,469	6,830

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mrs. Maria Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 12-31-2018			% Ownership interest 12-31-2017
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.1624	98.8366	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5689	99.4301	99.9990	0.5689	99.4301	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.7714	90.2278	99.9992	9.9971	90.0021	99.9992
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco North America, Inc. (ex Flakeboard America Limited)	USA	U.S. Dollar	0.0001	99.9989	99.9990	—	99.9990	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Panels USA, LLC	USA	U.S. Dollar	—	—	—	—	99.9990	99.9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. Dollar	—	99.9990	99.9990	—	—	—
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	—	—	—	0.0004	99.9986	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.0831	57.0831	—	57.5223	57.5223
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9985	99.9985	—	99.9795	99.9795
-	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.5479	98.5479	—	98.4826	98.4826
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	—	99.9990	99.9990	—	—	—
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9961	99.9961
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - December
	2018 ThU.S.$	2017 ThU.S.$
Salaries and bonuses	72,666	59,501
Per diem compensation to members of the Board of Directors	2,560	2,566
Termination benefits	9,068	4,936
Total	84,294	67,003

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	14	25
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,362	2,027
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	30 days	3,740	4
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	83	171
Colbún S.A.	96.505.760-9	Common Stockholder	Chile	Chilean pesos	30 days	52	136
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	1	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	221	726
Sonae Arauco Portugal S.A.	—	Subsidiary of a Joint Venture	Portugal	U.S. Dollar	30 days	370
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	30 days	481	399
TOTAL						7,324	3,488

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	—	—	528
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Jan-20	481	528
TOTAL						481	1,056

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	7,019	8,837
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	601	545
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	616	54
Red to Green S.A. (Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common Stockholder	Chile	Chilean pesos	30 days	14	1
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	—	—	146
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	123	137
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	11	29
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of an associate	Chile	U.S. Dollar	30 days	1,003	1,354
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	772	—
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an associate	Chile	U.S. Dollar	30 days	2
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	30 days	1	1
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	30 days	1	14
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	30 days	8	—
Elemental S.A.	76.659.730-0	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	1	4
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	28	86
Orizon S.A.	96.929.960-7	Common controlling parent	Chile	Chilean pesos	30 days	1	—
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	9	—
Air BP Copec	96.942.120-8	Common controlling parent	Chile	Chilean pesos	30 days	19	—
TOTAL						10,229	11,208

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	3,668	3,115
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	75,328	66,789
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	10,607	9,986
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	8,488	6,956
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	47,209	44,055
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and ships	1,675	1,310
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	897	1,496
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	617	460
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	644	330
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	261	62
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	453	389
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	2,449	2,239
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	326	596
Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	148	150
Vía Limpia	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Other purchases	257	—
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	11	965

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Charter Services	75	202
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	277	1,128
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	24,857	19,182
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	26,308	25,322
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	1,474	2,966

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

On December 31, 2018, Arauco Wood Products Inc and Arauco Panels USA, LLC merged into Flakeboard America Limited (currently Arauco North America, Inc). This transaction had no effect on Arauco’s profit or loss.

On May 7, 2018, the company Maderas Arauco Costa Rica S.A. was created through the subsidiary Inversiones Arauco Internacional Ltda., with a capital of 10,000 colones (equivalent to U.S.$ 18). On December 24, 2018 Inversiones Arauco Internacional Ltda. made a capital contribution of ThU.S$ 300,000 to the company Maderas Arauco Costa Rica S.A

On August 3. 2018, the company Arauco Wood (China) Company Limited was created through the subsidiary Inversiones Arauco Internacional Ltda. with a capital of U.S.$ 500,000 which it has not been paid.

On December 6, 2017, the subsidiary Arauco do Brasil S.A. acquired all the equity rights of Masisa do Brasil Ltda. (currently Arauco Industria de Paineis Ltda.) for ThU.S.$ 32,914. During December 2017, Arauco paid ThU.S.$ 15,918. Later, in February 2018, the balance of ThU.S$ 16,996 was paid. The main assets acquired consist of 2 industrial complexes that would give Arauco an installed capacity of approximately 10 million m3.

Arauco recognized the acquisition of Arauco Industria de Paineis Ltda. over on the basis of the information available at the date of the transaction, performing a preliminary calculation of the allocation of fair values in the acquisition of this Company. The recorded assets and liabilities are considered provisional amounts and may be adjusted during the measurement period of this acquisition, in order to reflect new information obtained regarding facts and circumstances existing as of the date of acquisition which, had they been known, would have affected the measurements of the amounts recorded by that date. During the year 2018, after finalizing the determination of the fair values for the acquisition of Arauco Industria de Paineis Ltda., Arauco recognized a profit of ThU.S.$ 16,501 in Other Gains (Losses) in the Consolidated Statements of Profit or Loss, net of exchange difference for conversion for ThU.S.$ 2,288.

The table below shows the fair values of assets and liabilities at the date of the transaction:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	12-06-2017 ThU.S.$
Cash and cash equivalent	4,345
Trade and other current receivables	48,877
Inventories	23,335
Property, plant and equipment	91,956
Other assets	20,929
Total assets	189,442
Other financial liabilities, current and non-current	43,218
Trade and other payables	22,018
Other liabilities	74,791
Total liabilities	140,027
Total equity	49,415

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table shows revenue and net profit recognized at the acquisition day:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	January 1, 2017 to December 31, 2017 ThU.S.$
Revenue	11,830
Net loss	(1,376)

The following shows income from ordinary activities and results of Arauco as though the acquisition date had been as of the beginning of the annual period:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2017 (Pro-forma) ThU.S.$
Revenue	5,395,859
Net profit	261,776

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

On May 2, 2018, the company E2E S.A. was incorporated through the subsidiary Maderas Arauco S.A., with a total capital of ThU.S.$ 6,000, under 50% ownership of Arauco. As of this date, ThU.S.$ 2,241 have been contributed.

On January 19, 2018, the company Parque Eólico Ovejera Sur SpA was incorporated through the subsidiary Arauco Bioenergía S.A., under 50% ownership of Arauco. The capital contributed by Arauco was ThU.S.$ 782.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	12-31-2018	12-31-2017
Carrying amount	ThU.S.$62,511	ThU.S.$62,225

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2018	12-31-2017
Carrying amount	ThU.S.$52,643	ThU.S.$47,619

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2018	12-31-2017
Carrying amount	ThU.S.$ 193	ThU.S.$ 191

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2018	12-31-2017
Carrying amount	ThU.S.$(1)	ThU.S.$(4)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2018	12-31-2017
Carrying amount	ThU.S.$7	ThU.S.$6

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2017	12-31-2017
Carrying amount	ThU.S.$38,497	ThU.S.$ 48,921

Name	E2E S.A.
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Development of construction solutions
Ownership interest (%)	50.0000%
	12-31-2018	12-31-2017
Carrying amount	ThU.S.$2,044	ThU.S.$ -

Name	Parque Eólico Ovejera Sur SpA
Country	Chile
Functional Currency	Chilean pesos
Corporate purpose	Electrical power projects
Ownership interest (%)	50.0000%
	12-31-2018	12-31-2017
Carrying amount	ThU.S.$597	ThU.S.$ -

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
12-31-2018	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	97,866	29	22,870	680	1,246	4,295	2	25	127,013
Non-current	566,484	105,354	907	3,600	703	105,836	36	19	782,939
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	28,938	82	22,192	192	754	81	—	7	52,246
Non-current	327,124	—	619	—	—	31,485	5	42	359,275
Equity	308,288	105,301	966	4,088	1,195	78,565	33	(5)	498,431
Total	664,350	105,383	23,777	4,280	1,949	110,131	38	44	909,952

12-31-2018
Revenues	160,889	6,080	4,841	1	—	8,106	—	37	179,954
Expenses	(158,421)	—	(4,855)	(370)	(295)	(8,711)	(2)	(29)	(172,683)
Profit or loss (continuing operations)	2,468	6,080	(14)	(369)	(295)	(605)	(2)	8	7,271

Other comprehensive income	(1,676)	2,202	—	—	—	79,164	—	—	79,690
Total comprehensive income	792	8,282	(14)	(369)	(295)	78,559	(2)	8	86,961
Dividends	—	—	—	—	—	3,277	—	—	3,277

	Assets
12-31-2017	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	92,816	29	4,296	—	—	6,384	5	25	103,555
Non-current	590,309	97,072	769	—	—	126,215	45	24	814,434
Total	683,125	97,101	5,065	—	—	132,599	50	49	917,989

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	E2E S.A. ThU.S.$	Parque Eólico Ovejera del Sur SpA. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,564	82	3,219	—	—	123	—	14	48,002
Non-current	331,681	—	871	—	—	32,636	5	50	365,243
Equity	306,880	97,019	975	—	—	99,840	45	(15)	504,744
Total	683,125	97,101	5,065	—	—	132,599	50	49	917,989

12-31-2017
Revenues	130,720	4,741	5,211	—	—	34,449	2	30	175,153
Expenses	(132,538)	—	(5,246)	—	—	(29,648)	(10)	(36)	(167,478)
Profit or loss (continuing operations)	(1,818)	4,741	(35)	—	—	4,801	(8)	(6)	7,675

Other comprehensive income	5,850	—	—	—	—	95,039	—	—	100,889
Total comprehensive income	4,032	4,741	(35)	—	—	99,840	(8)	(6)	108,564
Dividends	—	—	—	—	—	—	—	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance as of January 1	368,772	446,548
Changes
Investment in joint ventures, Additions	3,028	—
Share of profit (loss) in investment in associates	3,043	4,855
Share of profit (loss) in investment in joint ventures	14,203	12,162
Dividends Received, Investments in Associates	(11,307)	(8,586)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(17,287)	22,726
Other increase (decrease) in investment and associates and joint ventures (*)	(2,399)	(108,933)
Total changes	(10,719)	(77,776)
Closing balance	358,053	368,772

(*)

In May 2017, Arauco’s associate Florestal Vale do Corisco S.A. performed a return of capital to its shareholders. This transaction did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Carrying amount of associates accounted for using equity method	155,609	158,967
Carrying amount of joint ventures accounted for using equity method	202,444	209,805
Total investment accounted for using equity method	358,053	368,772

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2018, and 2017, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2018		12-31-2017
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	220,699	204,455	202,669	186,626
Non-current	2,044,534	441,010	2,076,255	586,034
Equity	—	1,619,768	—	1,506,264
Total Joint Arrangement	2,265,233	2,265,233	2,278,924	2,278,924

Investment	809,884		753,132

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Income	904,853	768,508
Expenses	(611,444)	(650,174)
Joint Arrangement Net Income (Loss)	293,409	118,334

	12-31-2018		12-31-2017
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,528	1,668	33,012	22,582
Non-current	170,443	1,957	174,943	2,314
Equity	—	190,346	—	183,059
Total Joint Arrangement	193,971	193,971	207,955	207,955

Investment	95,173		91,530

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Income	25,642	15,113
Expenses	(19,748)	(9,926)
Joint Arrangement Net Income (Loss)	5,894	5,187

	12-31-2018		12-31-2017
Eufores S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	160,708	159,988	183,175	180,298
Non-current	638,832	8,282	612,187	7,948
Equity	—	631,270	—	607,116
Total Joint Arrangement	799,540	799,540	795,362	795,362

Investment	315,635		303,558

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Income	284,039	336,705
Expenses	(261,683)	(286,616)
Joint Arrangement Net Income (Loss)	22,356	50,089

	12-31-2018		12-31-2017
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	5,482	106,676	6,105	97,233
Non-current	472,539	27,863	483,884	43,180
Equity	—	343,482	—	349,576
Total Joint Arrangement	478,021	478,021	489,989	489,989

Investment	171,741		174,788

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Income	17,880	22,129
Expenses	(23,975)	(24,413)
Joint Arrangement Net Income (Loss)	(6,095)	(2,284)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	12-31-2018		12-31-2017
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,165	3,591	7,270	4,461
Non-current	4,574	37	5,535	28
Equity	—	7,111	—	8,316
Total Joint Arrangement	10,739	10,739	12,805	12,805

Investment	3,556		4,158

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Income	16,984	17,910
Expenses	(16,881)	(18,736)
Joint Arrangement Net Income (Loss)	103	(826)

Other comprehensive income	—	—
Comprehensive income	103	(826)
Dividends	—	—

	12-31-2018		12-31-2017
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	19,840	4,443	18,876	5,388
Non-current	32,363	5,078	32,040	5,054
Equity	—	42,682	—	40,474
Total Joint Arrangement	52,203	52,203	50,916	50,916

Investment	21,341		20,237

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Income	47,798	43,678
Expenses	(44,490)	(40,111)
Joint Arrangement Net Income (Loss)	3,308	3,567

Other comprehensive income	—	—
Comprehensive income	3,308	3,567
Dividends	550	—

	12-31-2018		12-31-2017
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	272,030	221,393	265,578	235,676
Non-current	655,856	351,397	664,689	323,770
Equity	—	355,096	—	370,821
Total Joint Arrangement	927,886	927,886	930,267	930,267

Net assets	146,762		151,920
Net asset adjustment (Goodwill)	30,786		33,491
Investment	177,548		185,411

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Income	1.057,535	976,936
Expenses	(1.032,435)	(954,979)
Joint Arrangement Net Income (Loss)	25,100	21,957

Other comprehensive income	—	—
Comprehensive income	25,100	21,957
Dividends	7,480	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2018 and December 31, 2017, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2018	12-31-2017
Information relevant to the sum of all impairment	ThU.S.$16,328	ThU.S.$17,396

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$65,851 (ThU.S.$69,922 at December 31, 2017), as shown below:

Goodwill	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance at January 1	69,922	74,893
Impairment	—	(4,640)
Increase (decrease) in foreign currency exchange	(4,071)	(331)
Closing balance at December 31, 2018	65,851	69,922

Of the total of goodwill, ThU.S.$40,661 (ThU.S.$ 39,841 as of December 31, 2017) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$23,278 (ThU.S.$ 27,266 as of December 31, 2017).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test at December 31, 2017, the carrying value of the goodwill of the plants exceeded their recoverable value, and therefore impairment losses of ThU.S.$4,640 were recognized. As of December 31, 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$6,580 as of December 31, 2018). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$1,741 as of December 31, 2018), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$4,839 as of December 31, 2018) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations. On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. Pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 6,495 as of December 31, 2018). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). Exempted Resolution No. 357, issued by the Superintendence of the Environment (SMA) was notified on March 23, 2018, through which the reconsideration appeal lodged by the company was rejected. In consideration to the foregoing, on April 5, 2018, a judicial claim was submitted before the Third Environmental Court against Exempted Resolutions No. 1487 and No. 357 of the SMA. On August 7, the hearing of the case took place but it remains under review. On August 22, 2018 court personnel proceeded with the inspection. Proceedings Pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

3. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted - within the established term - a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. On July 15, 2016, the Exempted Resolution No. 11 of the SMA was notified, which approved the compliance program and suspended the punitive proceedings. If the program is satisfactorily implemented, it would be possible to conclude the proceedings without applying any sanctions.

On August 3, 2016, third-party complainants in the administrative proceeding filed a complaint appeal against Exempted Resolution No. 11 issued by the SMA, which approved the compliance program. On December 24, 2016, the Third Environmental Court rejected such complaint filed against Ex. Res. No. 11 SMA, which approved the compliance program. The petitioners did not file a cassation remedy.

On October 31, 2017, a final report was submitted regarding the Compliance Program, which evidenced the complete and comprehensive performance of all actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

4. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017, the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The final report regarding the Compliance Program was submitted on October 2, 2017, and further supplemented on December 11, 2017, evidencing the complete and comprehensive performance of all the actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. y Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Forestal Arauco S.A., Servicios Logísticos Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

The complaint seeks to enforce the contract, plus $575,000,000 (equal to ThU.S.$ 828 as of December 31, 2018) in compensation for damages. As subsidy, it claims (a) $11,189,270,050 (equivalent to ThU.S.$ 16,105 as of December 31, 2018), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final judgment, for loss of profits, and (c) $5,000,000,000 (equivalent to ThU.S.$ 7,197 as of December 31, 2018) for moral damages.

On August 28, 2018, the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., service is pending on Servicios Logísticos Arauco S.A. (Rol C-757-2018 with the Civil Court of Constitución).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,050, as of December 31, 2018).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 166 as of December 31, 2018) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 875 as of December 31, 2018) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. On August 14, 2017, the Court of Appeals decided to only uphold the appeal filed by Forestal Arauco S.A., dismissing the claim in its entirety.

On September 1, 2017, the plaintiff challenged the decision rendered by the Court of Appeals, filing a formal cassation appeal and a cassation appeal on the merits before the Supreme Court, which was rejected on September 14, 2018. On October 19, 2018, it was certified as enforceable. Case finished.

2. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs.

The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court ordered that this trial be joined with Case File C-54-2015.

On December 9, 2016, the Court summoned the parties for the issuance of the ruling. On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety.

On March 8, 2017, the claimant appealed against the first instance decision. On May 25, 2018, the first instance ruling was confirmed by the Court, with court costs.

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

3. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

On April 28, 2015, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014. The Court ordered the requested consolidation.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. On May 25, 2018, the Court of Appeals of Talca upheld the first instance final ruling with litigation costs. (Court of Appeals of Talca Case File No. 949-2017).

On June 12, 2018, the plaintiff challenged the decision of the Court of Appeals, filing a cassation appeal based on substantial flaws before the Supreme Court. Pending case to be heard. (Case File 16,583-2018).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

4. On July 11, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

Proceedings currently at the evidence production stage. Pending. (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

5. Mrs. Estela Jaramillo, filed a lawsuit in a special indigenous procedure, before the First Civil Court of Osorno (Case C-2540-2018), requesting the absolute nullity of the contract of sale signed in 1999, by which Consorcio Forestal S.A. sold to Forestal Valdivia S.A., today Forestal Arauco S.A., 1,505.6 hectares under the name of Fundo San Nicolás Dos Lote Uno Norte. It also demands compensation for damages for the exploitation and use of indigenous lands against Forestal Arauco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

On November 10, 2018, Forestal Arauco SA was notified of the lawsuit. On January 16, 2019, the Court dismissed the lawsuit regarding Consorcio Forestal S.A., who was not notified of the complaint.

The response of the proceedings is currently pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

6. Ricardo Guzmán Reyes filed a claim for compensation for damages before the Court of First Instance (C-678-2018), in which he requests to be compensated for the damages caused as a result of a precautionary measure decreed in a possessory complaint filed by Forestal Celco S.A. - which was rejected by the court in 2014-, alleging that said precautionary measure prevented the plaintiff from extracting rocks and moving aggregates from the mining property called “Puente Nuevo 1, 1 a 14 de la Constitución “, for a period of 463 days.

The plaintiff assesses damages in CLP$ 8,519,046,182 (equivalent to Th.U.S.$ 12,262 as of December 31, 2018), which correspond to CLP$ 7,899,046,182 (equivalent to Th.U.S.$ 11,369 as of December 31, 2018) for emerging damages, CLP$ 500,000,000 (equivalent to ThU.S.$ 720 as of December 31, 2018) for lost profits and CLP$120,000,000 (equivalent to ThU.S. $ 173 as of December 31, 2018) for moral damages.

On December 14, 2018, the lawsuit was notified to Forestal Arauco S.A. On December 26, 2018, Forestal Arauco S.A. filed an incident of inability with respect to the subrogation judge, Rodrigo Silva Marchant, also requesting the nullity of the proceedings and rulings issued by him. On January 11, 2019, the Subrogation Judge Mr. Rodrigo Silva Marchant declared himself disqualified from continuing to hear the matter, with the Court accepting the nullity incident on January 16 of the same year.

On February 14, 2019, the court issued a ruling accepting the exception of res judicata filed as dilatory by Forestal Arauco S.A. This resolution was not subject to appeal by the plaintiff, so the case is finished.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

7. Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with costs.

On January 22, 2019, the lawsuit was notified to Forestal Arauco S.A., and the deadline for its response is pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

On February 13, 2019 Forestal Arauco S.A. filed dilatory exceptions, which are pending resolution.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

1. Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2017 for its local operations in the Provinces of Misiones and Buenos Aires.

In March 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $885,528,092 Argentine Pesos (ThU.S.$ 23,463 as of December 31, 2018) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2018, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $330,929,852 (ThU.S.$8,768 as of December 31, 2018).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$42,435 as of December 31, 2018). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the premia, but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF decision, representing the final amount of this case R$57,556,262 (ThU.S.$ 14,878 as of December 31, 2018), interests and readjustments will be added to that value until the discussion is over. Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. After these clarifications, Arauco will present the Special Appeal to the CSRF—Superior Chamber of Fiscais Resources (final administrative instance), to continue the discussion of the part of the accusation that remains.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2018, Arauco has not made any provision whatsoever in connection with this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of December 31, 2018 and December 31, 2017 are as follows:

	12-31-2018	12-31-2017
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	413	2,728
Provisions for litigations	413	616
Other provisions	—	2,112
Provisions, non-Current	33,884	36,008
Provisions for litigations	10,384	12,556
Other provisions	23,500	23,452

Total Provisions	34,297	38,736

	12-31-2018
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	13,172	25,564	38,736
Changes in provisions
Increase in existing provisions	1,660	2	1,662
Used provisions	(887)	—	(887)
Increase (decrease) in foreign currency exchange	(5,262)	—	(5,262)
Other Increases (Decreases)	2,114	(2,066)	48
Total Changes	(2,375)	(2,064)	(4,439)
Closing balance	10,797	23,500	34,297

(*)	The increase in legal claims is composed mainly of ThU.S.$886 and ThU.S.$776 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)

The decrease in Other Increases (Decreases) in Other provisions is due to legal claims from Arauco Industrias de Paineis which were classified as Other provisions in 2017 and were included as Litigations in December 2018.

	12-31-2017
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	15,123	23,857	38,980
Changes in provisions
Increase in existing provisions	1,314	16	1,330
Increase through business combinations	—	2,106	2,106
Used provisions	(1,578)	—	(1,578)
Increase (decrease) in foreign currency exchange	(1,493)	—	(1,493)
Other Increases (Decreases)	(194)	(415)	(609)
Total Changes	(1,951)	1,707	(244)
Closing balance	13,172	25,564	38,736

(*)	The increase in legal claims is composed mainly of ThU.S.$908 and ThU.S.$375 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)

The change in Other Increases (Decreases) in Other provisions is due to a reverse of the provision in Zona Franca Punta Pereira (Uruguay). The increase through business combination corresponds to the acquisition of Arauco Industrias de Paineis.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Intangible assets, net	90,093	88,615
Computer software	26,545	26,747
Water rights	5,966	5,697
Customer	41,634	47,144
Other identifiable intangible assets	15,948	9,027

Classes of intangible Assets, Gross	185,895	173,426
Computer software	88,177	81,907
Water rights	5,966	5,697
Customer	71,443	72,685
Other identifiable intangible assets	20,309	13,137

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(95,802)	(84,811)
Accumulated amortization and impairment, intangible assets	(95,802)	(84,811)
Computer software	(61,632)	(55,160)
Customer	(29,809)	(25,541)
Other identifiable intangible assets	(4,361)	(4,110)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2018
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	6,369	269	—	7,424	14,062
Disposals	(1)	—	—	—	(1)
Amortization	(7,132)	—	(4,808)	(409)	(12,349)
Increase (Decrease) related to foreign currency translation	(287)	—	(702)	(31)	(1,020)
Other Increases (Decreases)	849	—	—	(63)	786
Changes Total	(202)	269	(5,510)	6,921	1,478
Closing Balance	26,545	5,966	41,634	15,948	90,093

	12-31-2017
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,370	5,689	50,982	6,456	89,497
Changes
Additions	7,487	8	—	2,973	10,468
Additions through business combination	320	—	—	—	320
Disposals	(181)	—	—	—	(181)
Amortization	(8,122)	—	(4,797)	(408)	(13,327)
Increase (Decrease) related to foreign currency translation	873	—	959	(96)	1,736
Other Increases (Decreases)	—	—	—	102	102
Changes Total	377	8	(3,838)	2,571	(882)
Closing Balance	26,747	5,697	47,144	9,027	88,615

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.77 million hectares as of December 31, 2018 out of which 1.02 million hectares are used for forestry planting, 441 thousand hectares are native forest, 199 thousand hectares are used for other purposes and 111 thousand hectares not yet planted.

For the year ended December 31, 2018, the production volume of logs totaled 20.3 million m3 (20.7 million m3 as of December 31, 2017).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of December 31, 2018 amounted to ThU.S.$84,476 (ThU.S.$ 83,031 as of December 31, 2017). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2018 amounted to ThU.S.$207,346 (ThU.S.$ 213,234 as of December 31, 2017).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

•	The discount rates used are 6.4% in Chile (7.5% at 2017), 7.9% Brazil, 10.5% in Argentina and 6.9% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(130,319)
	-0,5	137,784
Margins (%)	10	390,729
	-10	(390,729)

The adjustment to fair value of biological assets is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of December 31, 2018, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Current	315,924	307,796
Non-current	3,336,339	3,459,146
Total	3,652,263	3,766,942

Reconciliation of carrying amount of biological assets

	12-31-2018
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	34,684	(27,174)	7,510
Additions through acquisition and costs of new plantations	2,105	205,353	207,458
Sales	(52)	(315)	(367)
Harvest	(117,729)	—	(117,729)
Increases (decreases) in Foreign Currency Translation	(5,424)	(76,672)	(82,096)
Loss of forest due to fires	—	(8,702)	(8,702)
Transfers from non-current to current	155,789	(155,789)	—
Other Increases (decreases)	(5)	8,951	8,946
Changes in fair value	(26,556)	(95,633)	(122,189)
Gain (losses) arising from changes in fair value minus sale costs	(8,684)	93,160	84,476
Sales	—	(445)	(445)
Harvest	(203,164)	—	(203,164)
Loss of forest due to fires	—	(3,056)	(3,056)
Transfers from non-current to current	185,292	(185,292)	—
Total Changes	8,128	(122,807)	(114,679)
Closing balance	315,924	3,336,339	3,652,263

	12-31-2017
Movement	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Opening Balance	306,117	3,592,874	3,898,991
Changes in real incurred cost	16,866	82,448	99,314
Additions through acquisition and costs of new plantations	6,088	176,234	182,322
Increase due to non-cash capital distribution of Vale do Corisco S.A. (see Note 15)	—	127,927	127,927
Sales	—	(4,979)	(4,979)
Harvest	(118,414)	—	(118,414)
Increases (decreases) in foreign currency translation	(365)	(5,427)	(5,792)
Loss of forest due to fires	—	(81,750)	(81,750)
Transfers from non-current to current	129,557	(129,557)	—
Changes in fair value	(15,187)	(216,176)	(231,363)
Gain (losses) arising from changes in fair value less costs to sale	(9,029)	92,060	83,031
Sales	—	(310)	(310)
Harvest	(222,694)	—	(222,694)
Loss of forest due to fires	—	(91,389)	(91,389)
Transfers from non-current to current	216,536	(216,536)	—
Other increases (decreases)	—	(1)	(1)
Total Changes	1,679	(133,728)	(132,049)
Closing balance	307,796	3,459,146	3,766,942

(*)

On May 2017, Arauco’s associate Vale do Corisco S.A. performed a return of capital to its shareholders. This operation did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

In January 2017, Arauco was affected by fires that consumed 72,564 hectares of forest plantations, recorded in the balance sheet in MU.S.$ 210, representing 5.6% of the value of Arauco’s forestry plantations.

The affected plantations have been managed by the company in order to minimize the damage caused by the fires. This management has allowed for the recovery of 17.6% of the afore mentioned amount of MU.S.$210. Additionally, the forest plantations affected by the fires were insured, with their corresponding deductibles and limitations. As a consequence of the above, the sum recovered from the insurance company amounted to MU.S$ 35.

As of the date of these consolidated financial statements, there are no committed disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

These investments are reflected in the Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2018 and December 31, 2017 Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

12/31/2018		Disbursements undertaken 2018				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,771	Assets	Property, plant and equipment	4,001	2019
Arauco do Brasil S.A.	Environmental improvement studies	In process	3,284	Expense	Administration expenses	2,723	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,467	Assets	Property, plant and equipment	8,271	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	29,419	Assets	Property, plant and equipment	63,035	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	563	Expense	Operating cost	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	21,978	Assets	Property, plant and equipment	9,233	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	25,684	Expense	Operating cost	—
Arauco Argentina S.A.	Construction emisario	In process	1,454	Assets	Property, plant and equipment	797	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	499	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,471	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	291	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	1,547	Expense	Administration expenses	1,957	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	52	Assets	Property, plant and equipment	3,266	2019
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	281	Assets	Property, plant and equipment	—
Forestal Los Lagos S.A.	Environmental improvement studies	In process	236	Expense	Operating cost	273	2019

		TOTAL	94,706			93,847

12/31/2017		Disbursements undertaken 2017				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,008	Assets	Property, plant and equipment	48	2018
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,058	Expense	Administration expenses	296	2018
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	18,501	Assets	Property, plant and equipment	6,928	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	48,512	Assets	Property, plant and equipment	65,798	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,326	Assets	Property, plant and equipment	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	55,655	Assets	Property, plant and equipment	18,226	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	26,578	Expense	Operating cost	6,214	2018
Arauco Argentina S.A.	Construction emisario	In process	2,312	Assets	Property, plant and equipment	797	2018
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	139	Assets	Property, plant and equipment	28	2018
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	19	Assets	Property, plant and equipment	5,921	2018
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	432	Expense	Operating cost	—
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,346	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	89	Assets	Property, plant and equipment	332	2018
Forestal Arauco S.A.	Environmental improvement studies	In process	983	Expense	Administration expenses	1,165	2018
Forestal Los Lagos S.A.	Environmental improvement studies	In process	229	Expense	Operating cost	290	2018

		TOTAL	167,187			106,043

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Land	2,352	160
Buildings	1,284	1,122
Property, plant and equipment	2,090	2,225
Total	5,726	3,507

As of December 31, 2018, and 2017, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2018 and December 31, 2017, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their fair value is displayed for informational purposes.

Financial Instruments Thousands of dollars	December 2018		December 2017
	Carrying amount	Fair Value	Carrying amount	Fair Value

Financial assets at fair value through profit or loss (held for trading) (1)	270,110	270,110	74,849	74,849
Derivatives	75	75	1,679	1,679
Mutual funds (2)	270,035	270,035	73,170	73,170
Financial assets at amortized cost	1,668,045	1,668,045	1,351,712	1,351,712
Cash and cash equivalents (amortized cost)	805,907	805,907	516,716	516,716
Cash	327,132	327,132	209,185	209,185
Time deposits	478,775	478,775	292,105	292,105
Agreements	—	—	15,426	15,426
Accounts Receivable (net)	854,333	854,333	830,452	830,452
Trade and other receivables	751,158	751,158	709,983	709,983
Lease receivable	1,968	1,968	13,106	13,106
Other receivables	101,207	101,207	107,363	107,363
Accounts receivable due from related parties	7,805	7,805	4,544	4,544
Financial assets at fair value through other comprehensive income (5)	20,768	20,768	58,425	58,425

Financial liabilities at amortized cost (3)	5,182,353	5,206,334	5,002,072	5,198,654
Bonds issued denominated in U.S. Dollars	2,062,044	1,948,482	2,057,746	2,135,893
Bonds issued denominated in U.F. (4)	1,439,610	1,544,813	1,244,939	1,333,087
Bank Loans in U.S. Dollars	925,780	962,866	835,099	870,399
Bank borrowing denominated in U.S. Dollars	14,655	14,655	23,358	23,358
Financial leasing	68,187	63,441	112,376	107,363
Trade and other payables	661,848	661,848	717,346	717,346
Accounts payable to related parties	10,229	10,229	11,208	11,208
Financial liabilities at fair value through profit or loss	289	289	137	137
Hedging Liabilities	71,310	71,310	5,256	5,256

(1)

Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statements of financial position.

(2)

Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements and hedging assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2018, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair Value	December 2018 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$

Financial assets at fair value
Derivatives	75		75
Mutual Funds	270,035	270,035

Other financial assets	20,768	1,543	19,225

Financial liabilities at fair value
Bonds issued denominated in U.S. Dollars	1,948,482	1,948,482
Bonds issued denominated in U.F. (4)	1,544,813	1,544,813
Bank loans in U.S. Dollars	962,866		962,866
Bank borrowing denominated in other currencies	14,655		14,655
Financial leasing	63,441		63,441

Financial liabilities at fair value through profit or loss	289		289
Hedging liabilities	71,310		71,310

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk and from counterparties, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in U.F and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the U.F zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The counterparty risk, for the 3 cases, uses the Z-Spread obtained from the curve of the bonds issued by the counterparties, and each flow is discounted accordingly.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	December 2018 ThU.S.$	December 2017 ThU.S.$
Interest bearing loans, current (a)	535,836	500,207
Other financial liabilities, current	537,596	500,344
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	1,760	137
Interest bearing loans, non-current (b)	3,974,440	3,773,311
Other financial liabilities, non-current	4,044,279	3,778,567
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	69,839	5,256
Financial debt total (c)	4,510,276	4,273,518
Cash and cash equivalents	1,075,942	589,886
Other financial assets current	497	3,504
Total Cash (d)	1,076,439	593,390
Net Financial Debt (e)	3,433,837	3,680,128
Non-controlling interests	7,301,779	7,074,973
Equity attributable to owners of parent	37,192	41,920
Total Equity (f)	7,338,971	7,116,893
Debt to equity ratio (g)	0,47	0.52

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

Note: As of December 31, 2018, the amount of non-current financial liabilities with changes through profit or loss is zero, current hedging liabilities are ThU.S.$1,471 and financial liabilities at fair value through profit or loss current are ThU.S.$ 289.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	December 2018 ThU.S.$	December 2017 ThU.S.$
Other financial liabilities (a)	4,581,875	4,278,911
Other financial liabilities, current	537,596	500,344
Other financial liabilities, non-current	4,044,279	3,778,567
Financial liabilities at fair value through profit or loss	289	137
Hedging liabilities (b)	71,310	5,256
Swaps	69,085	5,248
Forward	2,225	8
Financial debt total (c)	4,510,276	4,273,518
Cash and cash equivalents	1,075,942	589,886
Total Cash (d)	1,075,942	589,886
Net Financial Debt (e)	3,434,334	3,683,632
Non-controlling interests	7,301,779	7,074,973
Equity attributable to owners of parent	37,192	41,920
Total Equity (f)	7,338,971	7,116,893
Debt to equity ratio (g)	0,47	0.52

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2018 and 2017:

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	27,803	262,068	289,871	818,716	2,393,067	3,211,783	3,501,654
Bank borrowing	84,778	130,271	215,049	526,062	199,324	725,386	940,435
Financial Leasing	7,265	23,651	30,916	37,271	—	37,271	68,187
Swap and Forward	1,760	—	1,760	69,839	—	69,839	71,599

Other Financial Liabilities, Total (a)	121,606	415,990	537,596	1,451,888	2,592,391	4,044,279	4,581,875

Thousands of dollars	December 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	659,618	—	659,618	2,230	—	2,230	661,848
Accounts payable to related companies	10,229	—	10,229	—	—	—	10,229

Accounts Payable, Total (b)	669,847	—	669,847	2,230	—	2,230	672,077

Financial Liabilities, Total (a) + (b)	791,453	415,990	1,207,443	1,454,118	2,592,391	4,046,509	5,253,952

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	28,013	34,981	62,994	1,054,926	2,184,765	3,239,691	3,302,685
Bank borrowings	110,700	282,172	392,872	327,424	138,161	465,585	858,457
Financial leasing	9,928	34,413	44,341	68,035	—	68,035	112,376
Swap and Forward	137	—	137	5,256	—	5,256	5,393

Other Financial Liabilities, Total (a)	148,778	351,566	500,344	1,455,641	2,322,926	3,778,567	4,278,911

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	717,342	4	717,346	—	—	—	717,346
Accounts payable to related companies	11,208	—	11,208	—	—	—	11,208

Accounts Payable, Total (b)	728,550	4	728,554	—	—	—	728,554

Financial Liabilities, Total (a) + (b)	877,328	351,570	1,228,898	1,455,641	2,322,926	3,778,567	5,007,465

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of December 31, 2018 and 2017 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the Statements of Financial Position as of the end of this period, is presented below:

Financial Instruments	December 2018 Fair Value ThU.S.$	December 2017 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	75	1,679
Derivative-Uruguay (1)	75	1,672
Forward (2)	—	7

Hedging Assets	19,226	55,771
Derivative-Uruguay (1)	1,357	3,037
Cross Currency Swaps	17,869	52,734

Financial liabilities at fair value through profit or loss	(289)	(137)
Forward (2)	(2)	(137)
Derivative-Uruguay (1)	(287)	—

Hedging Liabilities	(71,310)	(5,256)
Cross Currency Swaps	(69,086)	(5,248)
Derivative-Uruguay (1)	(2,224)	(8)

(1)	Includes Swap and Forward from Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies different from the functional currency, which causes mismatches that could affect operating results.

Below are the cross currency swaps that Arauco has as of December 31, 2018 and 2017 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	Fair Value ThU.S.$ 2018	Fair Value ThU.S. 2017
F	Deutsche - England	43,618,307	1,000,000	10-30-2011	10-30-2021	(3,105)	213
F	JP Morgan - N.A.	43,618,307	1,000,000	10-30-2011	10-30-2021	(3,039)	306
F	Deutsche - England	37,977,065	1,000,000	04-30-2014	04-30-2019	1,707	6,599
F	Scotiabank - Chile	38,426,435	1,000,000	10-30-2014	04-30-2023	2,041	5,252
F	Scotiabank - Chile	38,378,440	1,000,000	10-30-2014	04-30-2023	2,273	5,550
F	Santander - Chile	37,977,065	1,000,000	10-30-2014	04-30-2023	2,715	6,051
F	BCI - Chile	37,621,562	1,000,000	10-30-2014	04-30-2023	3,148	6,549
F	Banco de Chile - Chile	36,250,835	954,545	04-30-2019	10-30-2029	155	—
J	Corpbanca - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,289)	(292)
J	Scotiabank - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,289)	(292)
J	Deutsche - England	42,864,859	1,000,000	09-01-2010	09-01-2020	(3,313)	(356)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	(3,273)	(263)
J	Scotiabank - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	(3,197)	(152)
P	Corpbanca - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	(4,978)	(1,775)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	(5,102)	(1,753)
P	Scotiabank - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	(882)	1,854
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	(89)	2,777
P	Deutsche - England	41,752,718	1,000,000	11-15-2013	11-15-2023	(92)	2,800
Q	BCI - Chile	26,990,765	625,000	10-01-2014	04-01-2021	(1,679)	1,022
Q	BCI - Chile	26,997,935	625,000	10-01-2014	04-01-2021	(1,655)	1,070
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(7,016)	(365)
R	JP Morgan - England	43,185,224	1,000,000	10-01-2014	04-01-2024	(1,996)	329
R	Corpbanca - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(2,015)	327
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	5,830	12,035
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(2,392)	—
W	Scotiabank - Chile	40,537,926	1,000,000	10-10-2018	10-10-2028	(2,294)	—
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,861)	—
X	Santander - Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(7,976)	—
X	Santander - Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(6,554)	—

						(51,217)	47,486

Arauco needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IFRS 9, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2018 and 2017, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2018 Fair Value ThU.S.$
USDCOP	Corpbanca Colombia	1,500	10-31-2018	01-09-2019	(2)
USDCOP	Corpbanca Colombia	1,700	11-26-2018	02-12-2019	—
USDCOP	Corpbanca Colombia	1,600	12-20-2018	03-12-2019	—

					(2)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2017 Fair Value ThU.S.$
USDCOP	BBVA Colombia	6,000	10-11-2017	01-10-2018	(1)
USDCOP	Corpbanca Colombia	8,000	11-14-2017	02-13-2018	(136)
USDCOP	Corpbanca Colombia	2,100	12-21-2017	03-12-2018	7

					(130)

23.4.3. Uruguay

Forward

As of December 31, 2018, and 2017, Arauco Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
UYUUSD	Banco Santander Uy	14,880	(586)
UYUUSD	HSBC Uruguay	11,610	(56)
UYUUSD	Citibank U.K.	4,425	29
			(613)

Exchange rate	Institution	Notional ThU.S.$	December 2017 Fair Value ThU.S.$
UYUUSD	Banco Santander Uy	24,000	1,213
UYUUSD	Citibank U.K.	—	—
UYUUSD	HSBC Uruguay	9,000	543

			1,756

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2018, 2019 and part of 2020 has been limited, through forwards of this commodity.

The agreements that are in force and effect as of December 31, 2018 and 2017, are detailed below:

Commodity	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,189	(800)
Fuel Oil N°6	Citibank U.K.	401	(34)
Fuel Oil N°6	DNB Bank ASA	4,837	(568)

			(1,402)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Commodity	Institution	Notional ThU.S.$	December 2017 Fair Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	4,760	1,372
Fuel Oil N°6	DNB Bank ASA	4,002	732
Fuel Oil N°6	Citibank U.K.	761	112

			2.216

Interest Rate Swap

In addition, Arauco Uruguay’s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2018 and 2017, is shown below:

Exchange rate	Institution	Notional ThU.S.$	December 2018 Fair Value ThU.S.$
USD	DNB Bank ASA	42,198	936

Exchange rate	Institution	Notional ThU.S.$	December 2017 Fair Value ThU.S.$
USD	DNB Bank ASA	50,638	729

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties.

As of December 31, 2018 and 2017, there are provisions for impairment for ThU.S.$ 15,147 and ThU.S.$ 17,785, respectively.

	December 2018 ThU.S.$	December 2017 ThU.S.$
Financial assets at amortized cost	1,668,045	1,351,712
Cash and cash equivalents	805,907	516,716
Cash	327,132	209,185
Time Deposits	478,775	292,105
Agreements	—	15,426
Trade and other receivables (net)	862,138	834,996
Trade and other receivables	751,158	709,983
Lease receivable	1,968	13,106
Other receivables	101,207	107,363
Accounts receivable due from related parties	7,805	4,544

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2018 and December 31, 2017, classified by origin coins is as follows:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Cash and Cash Equivalents	1.075,942	589,886
U.S. Dollars	834,513	501,352
Euro	8,295	4,306
Other currencies	52,834	61,037
Chilean pesos	180,300	23,191

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2018 and December 31, 2017:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Trades and other current receivables	839,184	814,412

U.S. Dollars	631,047	550,674
Euros	7,399	20,498
Other currencies	97,002	134,238
Chilean pesos	99,950	106,442
U.F.	3,786	2,560

Accounts receivable from related parties, current	7,324	3,488

U.S. Dollars	591	726
Other currencies	83	171
Chilean pesos	6,169	2,192
U.F.	481	399

Trade and other non-current receivables	15,149	16,040

U.S. Dollars	7,733	4,247
Other currencies	1,067	3,345
Chilean pesos	3,267	6,692
U.F.	3,082	1,756

Accounts receivable from related parties, non-current	481	1,056
U.F.	481	1,056

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows:

Financial Liabilities	December 2018 ThU.S.$	December 2017 ThU.S.$
Total Financial Liabilities	5,253,952	5,007,465

Financial liabilities at fair value through profit or loss (held for trading)	289	137
Hedging Liabilities	71,310	5,256

Financial Liabilities Measured at Amortized Cost	5,182,353	5,002,072

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2018 and 2017.

	December 2018 ThU.S.$	December 2017 ThU.S.$
Bank borrowings - current portion	99,397	92,693
Bonds issued - current portion	81,060	107,268
Total	180,457	199,961

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	Currency	12-31-2018	12-31-2017	12-31-2018	12-31-2017
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		5,182,353	5,002,072	5,206,334	5,198,654
Bonds Issued	U.S. Dollar	2,062,044	2,057,747	1,948,482	2,135,893
Bonds Issued	U.F.	1,439,610	1,244,938	1,544,813	1,333,087
Bank borrowings	U.S. Dollar	925,780	834,908	962,866	870,399
Bank borrowings	Other currencies	14,655	23,549	14,655	23,358
Financial Leasing	U.F.	57,349	96,913	53,594	92,542
Financial Leasing	Chilean pesos	10,838	15,463	9,847	14,821
Trades and Other Payables	U.S. Dollar	187,219	194,342	187,219	194,342
Trades and Other Payables	Euro	7,450	8,848	7,450	8,848
Trades and Other Payables	Other currencies	90,113	158,567	90,113	158,567
Trades and Other Payables	Chilean pesos	348,886	333,529	348,886	333,529
Trades and Other Payables	U.F.	28,180	22,060	28,180	22,060
Related party payables	U.S. Dollar	1,777	1,354	1,777	1,354
Related party payables	Chilean pesos	8,452	9,854	8,452	9,854

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2018 and 2017 are as follows:

	December 2018 ThU.S.$
	Current	Non Current	Total
Other financial liabilities	535,836	3,974,440	4,510,276
Trade and other payables	659,618	2,230	661,848
Accounts payable to related parties	10,229	—	10,229
Total Financial Liabilities Measured at Amortized Cost	1,205,683	3,976,670	5,182,353

		December 2017 ThU.S.$
	Current	Non Current	Total
Other financial liabilities	500,207	3,773,311	4,273,518
Trade and other payables	717,346	—	717,346
Accounts payable to related parties	11,208	—	11,208
Total Financial Liabilities Measured at Amortized Cost	1,228,761	3,773,311	5,002,072

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January-December
	2018	2017
	ThU.S.$	ThU.S.$
Opening balance - under IAS 39 and IFRS 9, respectively	4,752	1,096
Amounts restated through reserve of cash flow hedges	(1,918)	—
Opening balance - in accordance with IFRS 9	2,834	1,096
Gains (losses) on cash flow hedges	30,321	22,212
Recycle of cash flow hedges to profit or loss	(15,286)	(16,965)
Income tax	(4,474)	(5,917)
Recycle of income tax	—	4,326
Closing balance	13,395	4,752

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2018 ThU.S.$	December 2017 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,439,610	1,244,939	N/R	✓
Syndicate Loan Scotia	200,563	199,597	✓	✓
Syndicate Loan Banco Estado - Grayling	287,565	130,953	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2018 and December 31, 2017, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA-	—	AA-
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2018 and December 31, 2017 is as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	December 2018	December 2017
	ThU.S.$	ThU.S.$
Equity	7,338,971	7,116,893
Bank borrowings	940,435	858,457
Financial leasing	68,187	112,376
Bonds issued	3,501,654	3,302,685

Capitalization	11,849,247	11,390,411

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2018	December 2017
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	747,258	706,485
Financial lease receivables	1,131	11,932
Other debtors	90,795	95,995
Net subtotal	839,184	814,412

Trade receivables	755,809	716,455
Financial lease receivables	1,131	12,033
Other debtors	93,370	101,663
Gross subtotal	850,310	830,151

Provision for doubtful trade receivables	8,551	9,970
Provision for doubtful lease receivables	—	101
Provision for doubtful other debtors	2,575	5,668
Subtotal Bad Debt	11,126	15,739

Non-Current Receivables

Trade receivables	3,900	3,498
Financial lease receivables	837	1,174
Other debtors	10,412	11,368
Net Subtotal	15,149	16,040

Trade receivables	7,921	5,544
Financial lease receivables	837	1,174
Other debtors	10,412	11,368
Gross subtotal	19,170	18,086

Provision for doubtful trade receivables	4,021	2,046
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	4,021	2,046

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2018, Arauco’s balance for commercial Debtors was ThU.S.$ 763,730 of which, according to the agreed sales conditions, 50.36% corresponded to sales on credit (open account), 48.74% to sales with letters of credit and 0.91% to other types of sales, distributed in 2,265 debtors. The client with the largest Open Account debt represented 3.98% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	688,024	59,844	854	36	111	43	141	127	69	14,481	763,730
%	90.09%	7.84%	0.11%	0.00%	0.01%	0.01%	0.02%	0.02%	0.01%	1.89%	100%

December 31, 2017

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	664,202	39,459	551	955	50	34	2,238	56	97	12,311	719,953
%	92.26%	5.48%	0.08%	0.13%	0.01%	0.00%	0.31%	0.01%	0.01%	1.71%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	355,755	17,524	8	—	—	—	—	—	—	—	373,287
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Credit line	332,871	40,629	708	37	36	26	27	18	35	9,552	383,939
Loss allowance provision	—	—	7	4	4	3	3	18	35	9,552	9,626
Expected loss rate	0.00%	0.00%	0.96%	10.00%	10.00%	10.00%	10.00%	100.00%	100.00%	100.00%
Others	1,879	1,473	71	13	124	15	112	106	32	2,679	6,504
Loss allowance provision	—	—	1	1	62	8	56	106	32	2,679	2,945
Expected loss rate	0.00%	0.00%	0.96%	10.00%	50.00%	50.00%	50.00%	100.00%	100.00%	100.00%
Trade receivables, total (ThU.S.$)	690,505	59,626	787	50	160	41	139	124	67	12,231	763,730
Allowance for doubtful accounts, total (ThU.S.$)	—	—	8	5	66	11	59	124	67	12,231	12,571

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance provision for trade receivables and others, below we provide detail for the movements as of December 31, 2018 and 2017:

	2018	2017
	ThU.S.$	ThU.S.$
Opening balance at January 1—under IAS 39	(17,785)	(16,644)
Amounts restated through opening retained earnings	(2,875)	—
Opening loss allowance as at January 1, 2018—under IFRS 9	(20,660)	(16,644)
Increase in loan loss allowance recognised in profit or loss during the year	(5,027)	(3,423)
Receivables written off during the year as uncollectible	8,620	1,806
Unused amount reversed	1,920	476
Closing balance	(15,147)	(17,785)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd. (currently Arauco North America, Inc)., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A., Arauco do Brasil S.A., Arauco Industria de Paineis Ltda. and Arauco Nutrientes S.P.A., Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s and AA by S&P),

The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients. (Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$58.94 million, effective as of December 2018, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	12.1%
Standby	9,142	15.5%
Promissory notes	31,036	52.7%
Finance	3,605	6.1%
Mortgage	4,551	7.7%
Pledge	2,099	3.6%
Promissory notes	1,400	2.3%
Total Guarantees	58,940	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 93.4% and, therefore, Arauco’s portfolio exposure amounts to 6.6%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	424,278	100.0%
Secured receivables (*)	396,275	93.4%
Unsecured receivables	28,003	6.6%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2018 and December 31, 2017. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Scotiabank- Chile	—	1,930	7,951	7,951	7,951	206,584	—	1,930	230,437	3.70%	Libor + 1.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Bice	5,040	—	—	—	—	—	—	5,040	—	2.10%	2.10%
—	Arauco Argentina S.A.	U.S. Dollars	Banco Macro	10,054	—	—	—	—	—	—	10,054	—	6.00%	6.00%
—	Arauco Argentina S.A.	U.S. Dollars	BBVA	—	13,071	—	—	—	—	—	13,071	—	5.90%	5.90%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	1,184	1,032	2,435	2,335	2,233	2,126	—	2,216	9,129	4.62%	Libor + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Interamerican Development Bank	2,940	2,786	5,701	—	—	—	—	5,726	5,701	4.37%	Libor + 1.80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	BBVA	—	14,103	—	—	—	—	—	14,103	—	4.06%	Libor + 1.30%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Citibank	—	4,517	—	—	—	—	—	4,517	—	4.19%	Libor + 1.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollars	Scotiabank	—	2,509	—	—	—	—	—	2,509	—	4.39%	Libor + 1.50%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	4,770	4,179	9,826	9,411	9,008	8,605	—	8,949	36,850	4.62%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Banco Interamericano de Desarrollo	11,871	11,274	23,035	—	—	—	—	23,145	23,035	4.37%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollars	Finnish Export Credit	24,850	21,578	49,484	47,930	47,207	23,562	—	46,428	168,183	3.20%	3.20%
—	Eufores S.A.	U.S. Dollars	Banco Republica Oriental de Uruguay	8	27,073	—	—	—	—	—	27,081	—	4.12%	Libor + 1.3%
—	Eufores S.A.	U.S. Dollars	Citibank	3	—	—	—	—	—	—	3	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollars	Banco Itau -Uruguay	24	12,511	—	—	—	—	—	12,535	—	4.17%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Heritage	1,352	—	—	—	—	—	—	1,352	—	4.30%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollars	Banco Santander	20,235	5,021	—	—	—	—	—	25,256	—	3.86%	Libor + 1.3%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	21	64	48	6	—	—	—	85	54	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	17	48	64	64	5	—	—	65	133	10.35%	Tljp+2%+ spread 1.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	—	—	—	—	—	—	3	—	7.00%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	9	22	—	—	—	—	—	31	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	14	—	—	310	310	—	—	14	620	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	18	—	—	—	—	—	—	18	—	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	10	—	—	—	23	33	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	3	14	136	44	44	—	—	17	224	8.38%	8.38%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	34	33	50	129	129	—	—	67	308	10.32%	10.32%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	11	14	11	2	—	—	15	27	10.47%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	23	24	24	14	—	—	44	62	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Alfa	2	7	9	5	—	—	—	9	14	17.00%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	5	14	19	10	—	—	—	19	29	0.22%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim—Brazil	162	198	—	276	276	—	—	360	552	16.00%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Votorantim—Brazil	34	45	—	—	—	—	—	79	—	10.40%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	98	394	295	—	—	3	787	21.78%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollars	Banco Bndes Subcrédito C	5	—	24	145	120	—	—	5	289	15.22%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	43	58	181	173	138	—	—	101	492	8.67%	8.67%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	663	1,946	1,946	—	—	—	—	2,609	1,946	19.78%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	399	1,167	1,167	—	—	—	—	1,566	1,167	21.78%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Bndes Subcrédito G-K	520	1,528	1,697	—	—	—	—	2,048	1,697	15.22%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	444	1,297	1,297	—	—	—	—	1,741	1,297	24.18%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	6	18	23	23	—	—	—	24	46	21.96%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollars	Banco Santander	3	9	13	12	—	—	—	12	25	17.40%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	5	18	24	24	2	—	—	23	50	21.96%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollars	Banco Santander	3	9	13	13	2	—	—	12	28	17.40%	Tljp+2%+Spread 2%
—	Flakeboard Company Ltd.	U.S. Dollars	Banco del Estado de Chile	—	2,141	13,164	41,497	40,184	38,872	203,906	2,141	337,623	3.00%	Libor + 1.65%

			Total	84,778	130,271	118,466	110,797	107,920	279,749	203,906	215,049	820,838

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	19,425	25,413	24,656	23,899	23,143	116,673	19,425	213,784	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	7,770	10,189	9,884	9,579	9,274	47,339	7,770	86,265	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,132	—	204,731	—	—	—	—	2,132	204,731	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,004	7,857	7,857	25,713	24,999	193,697	1,004	260,123	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	20,207	20,576	10,398	—	—	—	20,207	30,974	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,770	7,079	7,079	7,079	7,079	278,892	1,770	307,208	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	592	4,733	4,733	4,733	4,733	204,991	592	223,923	2.44%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	559	2,487	2,487	2,487	2,487	127,578	559	137,526	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	1,317	5,853	5,853	5,853	5,853	326,508	1,317	349,920	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee Bonds 2019	6,168	202,643	—	—	—	—	—	208,811	—	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2021	4,422	—	10,013	204,527	—	—	—	4,422	214,540	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2022	5,705	—	12,153	12,153	259,785	—	—	5,705	284,091	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	527,024	9,375	617,024	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	77,500	3,175	155,000	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollars	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	528,000	3,607	616,000	5.50%	5.50%

			Total	27,802	262,069	374,959	353,502	403,003	141,443	2,428,202	289,871	3,701,109

December 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	148	410	599	599	—	—	—	558	1,198	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,288	3,158	2,368	2,368	478	478	—	4,446	5,692	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	639	1,885	989	989	—	—	—	2,524	1,978	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	1,998	8,891	3,618	3,618	1,556	1,556	—	10,889	10,348	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	545	273	—	—	—	—	—	818	—	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,313	5,351	2,897	2,897	3,220	3,220	—	6,664	12,234	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Chile	284	690	520	520	—	—	—	974	1,040	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Credito e Inversiones	679	2,036	1,484	1,484	—	—	—	2,715	2,968	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Banco Scotiabank	371	957	673	673	233	234	—	1,328	1,813	—	—

			Total	7,265	23,651	13,148	13,148	5,487	5,488	—	30,916	37,271

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	25	199,572	—	—	—	—	—	199,597	—	1.70%	Libor + 0.70%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,167	1,032	2,434	2,361	2,282	2,201	2,120	2,199	11,398	3.51%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,953	2,787	5,870	5,676	—	—	—	5,740	11,546	3.26%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	14,007	—	—	—	—	—	—	14,007	—	3.13%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	4,503	—	—	—	—	—	4,503	—	3.10%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	3	2,506	—	—	—	—	—	2,509	—	3.17%	3.17%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,723	4,161	9,828	9,526	9,201	8,885	8,570	8,884	46,010	3.51%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	11,946	11,255	23,735	22,938	—	—	—	23,201	46,673	3.26%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,176	21,214	50,198	49,484	47,929	47,207	23,564	46,390	218,382	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	45	—	—	—	—	—	45	—	0.00%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,746	12,564	—	—	—	—	—	37,310	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	6	—	—	—	—	—	—	6	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,200	—	—	—	—	—	—	1,200	—	2.91%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	4	12,513	—	—	—	—	—	12,517	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Heritage	1,352	—	—	—	—	—	—	1,352	—	3.03%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Santander	20,230	5,013	—	—	—	—	—	25,243	—	3.06%	Libor + 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	23	67	89	46	—	—	—	90	135	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	18	56	74	74	74	7	—	74	229	10.75%	Tljp+2% + spread 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	3	7	10	10	7	—	—	10	27	11.00%	Tljp+2% + spread 2%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	37	4	—	—	—	—	50	4	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	36	—	—	—	—	44	36	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	16	—	—	—	364	364	—	16	728	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	65	22	—	—	—	—	87	22	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	7	20	27	27	11	—	—	27	65	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	981	907	—	—	—	—	—	1,888	—	9.50%	9.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	—	16	16	8	—	—	—	16	24	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	12	52	85	74	64	54	—	64	277	10.49%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	69	53	28	28	16	—	89	125	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	2	7	9	9	5	—	—	9	23	8.20%	Cesta+2% +spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	6	17	23	22	11	—	—	23	56	10.80%	Tljp+2% +Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	192	619	403	—	322	322	—	811	1,047	8.10%	Tljp+1.8% +Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	34	—	78	—	—	—	—	34	78	7.70%	Cesta+1.3% +spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	115	458	344	—	4	917	9.82%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	5	—	—	24	145	120	—	5	289	7.30%	Cesta + 2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	995	984	107	212	202	161	—	1,979	682	8.90%	8.90%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	754	3,017	2,262	—	—	—	777	5,279	9.91%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	452	1,810	1,358	—	—	—	468	3,168	10.91%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	63	339	2,037	1,697	—	—	—	402	3,734	7.31%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	504	2,011	1,509	—	—	—	523	3,520	12.11%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	—	—	27	27	27	—	—	—	81	11.00%	Tljp+2% +Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Banco Santander	—	—	13	13	12	—	—	—	38	8.40%	Cesta+2% +Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	—	1	26	28	28	2	—	1	84	11.00%	Tljp+2% +Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Banco Santander	—	1	12	13	13	1	—	1	39	8.40%	Tljp+2% +Spread 2%
—	Flakeboard America Ltd	U.S. Dollar	Banco del Estado de Chile	675	—	5,060	4,839	17,925	17,925	111,309	675	157,058	3.00%	Libor + 1.65%

			Total	110,700	282,172	107,114	102,380	79,108	77,609	145,563	392,872	511,774

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	1,528	28,132	27,301	26,469	25,638	156,181	1,528	263,721	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	611	11,340	11,005	10,670	10,335	62,958	611	106,308	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,342	—	7,027	224,916	—	—	—	2,342	231,943	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,103	8,633	8,633	8,633	28,334	240,175	1,103	294,408	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	22,364	23,445	22,796	11,154	—	—	22,364	57,395	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,944	7,777	7,777	7,777	7,777	314,228	1,944	345,336	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	650	5,200	5,200	5,200	5,200	230,228	650	251,028	2.44%	2.89%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2019	6,168	—	217,034	—	—	—	—	6,168	217,034	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	4,422	—	10,013	10,013	204,138	—	—	4,422	224,164	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	5,705	—	12,153	12,153	12,153	259,072	—	5,705	295,531	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	548,324	9,375	638,324	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	582,479	3,175	659,979	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	943,160	3,607	1,031,160	5.50%	5.50%

			Total	28,012	34,982	394,629	393,669	350,069	400,231	3,077,733	62,994	4,616,331

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	168	1,026	983	983	—	—	—	1,194	1,966	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,563	3,772	4,139	4,139	638	638	—	5,335	9,554	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	749	2,182	2,318	2,318	230	230	—	2,931	5,096	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	3,346	13,995	7,886	7,886	2,247	2,247	—	17,341	20,266	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	1,151	3,421	447	447	—	—	—	4,572	894	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,443	5,901	4,856	4,856	5,354	5,354	—	7,344	20,420	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	50	17	—	—	—	—	—	67	—	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	607	1,547	1,015	1,015	123	123	—	2,154	2,276	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	767	2,301	3,032	3,032	179	179	—	3,068	6,422	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Scotiabank	84	251	334	334	237	236	—	335	1,141	—	—

			Total	9,928	34,413	25,010	25,010	9,008	9,007	—	44,341	68,035

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$47 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2018, the total assets pledged as an indirect guarantee were MU.S.$624. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	120	National Customs Service
Forestal Arauco S.A.	Guarantee letter	—	Chilean Pesos	831	CODELCO S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	39,566	BNDES
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	3,022	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	550	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	115	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	192	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	97	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	179	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	176	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	621	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	332	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	198	Bank Santander S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	172	Bank Itaú BBA S.A.
		Total		47,411

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	322,234	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	287,000	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4,039	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	11,115	Arauco Forest Brasil y Mahal (Brasil)
		Total		624,388

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 2.14% (equivalent to ThU.S.$ -/+ 15,524), and +/- 0.13% of equity (equivalent to ThU.S.$ -/+ 9,314).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.008% (equivalent to ThU.S.-/+$56) and a change on the equity of +/- 0.0008% (equivalent to ThU.S. -/+$56).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2018, 15.6% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.25% (equivalent to ThU.S.$-/+ 1,823) and +/- 0.01% (equivalent to ThU.S.$-/+ 1,094) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Thousands of dollars	December 2018 ThU.S.$	Total
Fixed rate	3,807,932	84.4%
Bonds issued	3,501,654
Bank borrowings (*)	238,091
Financial leasing	68,187
Variable rate	702,344	15.6%
Bonds issued	—
Loans with Banks	702,344
Total	4,510,276	100.0%

Thousands of dollars	December 2017 ThU.S.$	Total
Fixed rate	3,676,210	86.0%
Bonds issued	3,302,685
Bank borrowings (*)	261,149
Financial leasing	112,376

Variable rate	597,308	14.0%
Bonds issued	—
Loans with Banks	597,308
Total	4,273,518	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2018, revenue due to pulp sales accounted for 51.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 29.69% (equivalent to ThU.S.$-/+ 215,781) on the income for the year after tax and +/- 1.76% (equivalent to ThU.S.$129,468) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•

Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•

Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 33 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 19 industrial plants: 5 in Chile, 2 in Argentina, 4 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.4 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.3 million m3 of PB, 516,000 m3 of OSB and 50,000 m3 of sawn lumber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.6 million m3 of MDF, 4 million m3 of PB and 258,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 2.9 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.77 million hectares as of December 31, 2018, of which 1.02 million hectares are used for plantations, 441 thousand hectares for native forests, 199 thousand hectares for other uses and 111 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	2,956,863	105,170	2,761,878	33,673	—	5,857,584		5,857,584
Revenues from services sale	87,643	8,811	—	795	—	97,249		97,249
Revenues from external customers	3,044,506	113,981	2,761,878	34,468	—	5,954,833		5,954,833
Revenues from transactions with other operating segments	42,434	1,038,624	9,058	37,568	—	1,127,684	(1,127,684)	—

Finance income	—	—	—	—	20,895	20,895		20,895
Finance costs	—	—	—	—	(214,779)	(214,779)		(214,779)
Net finance costs	—	—	—	—	(193,884)	(193,884)		(193,884)

Depreciation and amortizations	232,275	19,448	145,299	3,313	7,087	407,422		407,422
Sum of significant income accounts	1,888	86,763	3,195	—	—	91,846		91,846
Sum of significant expense accounts	19,619	3,885	4,555	—	—	28,059		28,059

Profit (loss) of each reportable segment	1,173,249	(146,538)	232,914	7,506	(540,372)	726,759		726,759

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	3,043	3,043		3,043
Joint ventures	—	—	12,549	—	1,654	14,203		14,203

Income tax expense	—	—	—	—	(226,765)	(226,765)		(226,765)

Geographical information on revenues
Revenue – Chilean entities	2,303,086	55,579	1,319,766	795	—	3,679,226		3,679,226
Revenue – Foreign entities	741,420	58,402	1,442,112	33,673	—	2,275,607		2,275,607
Total Ordinary Income	3,044,506	113,981	2,761,878	34,468	—	5,954,833		5,954,833

Year ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	324,482	251,574	323,675	645	293	900,669	—	900,669
Acquisition and contribution of investments in associates and joint venture					19,627	19,627	—	19,627

Year ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,252,765	5,114,163	2,905,670	49,588	1,317,041	14,639,227	(45,479)	14,593,748
Segments assets (excluding deferred tax assets)	5,252,765	5,114,163	2,905,670	49,588	1,312,406	14,634,592	(45,479)	14,589,113
Deferred tax assets	—	—	—	—	4,635	4,635		4,635

Investments accounted through equity method
Associates	—	38,497	—	—	117,112	155,609		155,609
Joint Ventures	—	—	181,103	—	21,341	202,444		202,444
Segment liabilities	396,332	180,259	405,551	13,727	6,258,908	7,254,777		7,254,777
Segments liabilities (excluding deferred tax liabilities)	396,332	180,259	405,551	13,727	4,841,250	5,837,119		5,837,119
Deferred tax liabilities	—	—	—	—	1,417,658	1,417,658		1,417,658

Geographical information on non-current assets
Chile	2,667,179	3,259,801	806,253	20,382	120,231	6,873,846	(3,842)	6,870,004
Foreign countries	1,657,532	1,304,390	1,247,008	19,507	54,147	4,282,584	—	4,282,584
Non-current assets, Total	4,324,711	4,564,191	2,053,261	39,889	174,378	11,156,430	(3,842)	11,152,588

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from goods sale	2,356,782	104,392	2,633,773	38,391	—	5,133,338		5,133,338
Revenues from services sale	94,581	9,730	—	692	—	105,003		105,003
Revenues from external customers	2,451,363	114,122	2,633,773	39,083	—	5,238,341	—	5,238,341
Revenues from transactions with other operating segments	43,829	970,384	6,297	35,659	—	1,056,169	(1,056,169)	—

Finance income	—	—	—	—	19,640	19,640	—	19,640
Finance costs	—	—	—	—	(287,958)	(287,958)	—	(287,958)
Net finance costs	—	—	—	—	(268,318)	(268,318)	—	(268,318)

Depreciation and amortizations	246,382	22,011	142,504	3,568	7,086	421,551	—	421,551
Sum of significant income accounts	581	91,089	1,304	—	—	92,974	—	92,974
Sum of significant expense accounts	—	138,139	3,333	—	—	141,472	—	141,472

Profit (loss) of each reportable segment	589,934	(210,566)	225,317	6,668	(341,001)	270,352	—	270,352

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	4,855	4,855	—	4,855
Joint ventures	—	—	10,378	—	1,784	12,162	—	12,162

Income tax expense	—	—	—	—	30,992	30,992	—	30,992

Geographical information on revenues
Revenue – Chilean entities	1,781,769	55,946	1,265,161	692	—	3,103,568	—	3,103,568
Revenue – Foreign entities	669,594	58,176	1,368,612	38,391	—	2,134,773	—	2,134,773
Total Ordinary Income	2,451,363	114,122	2,633,773	39,083	—	5,238,341	—	5,238,341

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	191,771	211,245	230,395	428	4,127	637,966	—	637,966
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	15,918	15,918	—	15,918

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,035,105	5,040,500	3,024,120	52,640	881,000	14,033,365	(38,765)	13,994,600
Segments assets (excluding deferred tax assets)	5,035,105	5,040,500	3,024,120	52,640	872,734	14,025,099	(38,765)	13,986,334
Deferred tax assets	—	—	—	—	8,266	8,266	—	8,266

Investments accounted through equity method
Associates	—	48,921	—	—	110,046	158,967	—	158,967
Joint Ventures	—	—	189,568	—	20,237	209,805	—	209,805
Segment liabilities	325,598	184,721	489,022	16,100	5,862,266	6,877,707	—	6,877,707
Segment liabilities (excluding deferred tax liabilities)	325,598	184,721	489,022	16,100	4,376,902	5,392,343	—	5,392,343
Deferred tax liabilities	—	—	—	—	1,485,364	1,485,364	—	1,485,364

Geographical information on non-current assets
Chile	2,537,947	3,221,911	666,234	22,220	187,639	6,635,951	(4,635)	6,631,316
Foreign countries	1,700,240	1,648,557	1,191,895	21,571	30,658	4,592,921	—	4,592,921
Non-current assets, Total	4,238,187	4,870,468	1,858,129	43,791	218,297	11,228,872	(4,635)	11,224,237

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

Period ended December 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	1,011,517	141,317	338,282	7,565	(217,759)	1,280,922		1,280,922
Cash flows (used in) investing activities	(326,363)	(228,144)	(385,487)	(2,215)	48,227	(893,982)		(893,982)
Cash flows from (used in) Financing Activities	(78,537)	—	(150)	—	208,558	129,871		129,871
Net increase (decrease) in Cash and Cash Equivalents	606,617	(86,827)	(47,355)	5,350	39,026	516,811		516,811

Period ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows	709,344	258,488	418,721	7,389	(321,517)	1,072,425		1,072,425
Cash Flows from (used in) Operating Activities	(190,450)	(189,455)	(244,243)	(1,792)	(7,408)	(633,348)		(633,348)
Cash flows (used in) investing activities	(77,163)	—	(3,060)	—	(358,878)	(439,101)		(439,101)
Cash flows from (used in) Financing Activities	441,731	69,033	171,418	5,597	(687,803)	(24)		(24)
Net increase (decrease) in Cash and Cash Equivalents	709,344	258,488	418,721	7,389	(321,517)	1,072,425		1,072,425

Information required by geographic area:

	Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	3,608,017	479,698	504,589	815,668	449,612	5,857,584
Revenues from sales of services	71,209	—	—	—	26,040	97,249
Revenues at 12-31-2018	3,679,226	479,698	504,589	815,668	475,652	5,954,833
Non-current Assets at 12-31-2018 other than deferred tax	6,865,406	825,915	984,746	810,461	1,661,425	11,147,953

	Geographical area
2017	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total

Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	3,028,025	494,479	395,416	801,092	414,326	5,133,338
Revenues from sales of services	75,543	—	—		29,460	105,003
Revenues at 12-31-2017	3,103,568	494,479	395,416	801,092	443,786	5,238,341
Non-current Assets at 12-31-2017 other than deferred tax	6,624,381	956,511	1,274,536	575,231	1,785,312	11,215,971

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Roads to amortize current	41,456	43,301
Prepayment to amortize (insurance and others)	14,020	21,257
Recoverable taxes (GST and others)	67,778	60,823
Other current non-financial assets	6,600	4,456
Total	129,854	129,837

Non-current non-financial assets	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Roads to amortize, non-current	78,418	112,937
Guarantee values	3,295	2,893
Recoverable taxes	1,519	1,835
Other non-current non-financial assets	3,716	3,856
Total	86,948	121,521

Current non-financial liabilities	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Provision of minimum dividend (1)	182,890	116,123
ICMS tax payable	9,109	12,593
Other tax payable	14,034	23,040
Other Current non-financial liablities	6,577	2,194
Total	212,610	153,950

(1)	Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
ICMS tax payable	111,134	110,532
Other non-current non-financial liablities	933	1,808
Total	112,067	112,340

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as December 31, 2018 and 2017 in order to determine the provision of 40% of the distributable net profit for each year:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2018	725,482
Adjustments:
Biological Assets
Unrealized gains/losses	(83,243)
Realized gains/losses	208,362
Deferred income taxes	(30,482)
Biological assets	94,637
Profit due bargain adquisition (net)	(9,381)

Total adjustments	85,256

Distributable Net Profit at 12-31-2018	810,738

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 12-31-2017	269,724
Adjustments:
Biological Assets
Unrealized gains/losses	(82,782)
Realized gains/losses	303,668
Deferred income taxes	(54,944)

Total adjustments	165,942

Distributable Net Profit at 12-31-2017	435,666

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of December 31, 2018, in the Statements of Financial Position, under the line item Other current non-financial liabilities ThU.S.$182,040 correspond to a provision for the minimum dividend for the 2018 period, corresponding to the Parent Company, after discounting the provisional dividend distribution of ThU.S.$142,256, paid to the shareholders in December 2018.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2018 ThU.S.$	2017 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	725,482	269,724
Weighted average of number of shares	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	6.4111	2.3836

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1) On January 31, 2019, Arauco’s subsidiaries Inversiones Arauco Internacional Limitada (“Arauco Internacional”) and AraucoMex, S.A. de C.V. (“AraucoMex”), closed the purchase of all of the shares of Masisa’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V. (“Masisa México”), Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V.

The price of the transaction, in the amount of US$160 million, was paid on that day.

The main assets to be acquired, consist of two industrial complexes located in Durango and Zitácuaro, that jointly have three Particleboard (PB) lines with an annual installed capacity of 339,000 m3;; a MDF line of with an annual installed capacity of 220,000 m3; melamine (or TFL) lines with an annual total installed capacity of 309,000 m3 ; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2. Further, Masisa México is the lessee of a chemical plant in Lerma, with an installed capacity of 43,200 tons of resins and 21,600 tons of formaldehyde.

With this transaction, Arauco reaches an installed capacity of wood based panel of more tha 10 million m3, consolidating its position as the second manufacturer on a worldwide scale in such industry.

Arauco estimates that this transaction will bring about positive effects in the Company’s results, although, at this time, it is not possible to quantify those effects.

The transaction has been approved by the Mexican antitrust authority (Comisión Federal de Competencia Económica or “COFECE”), which was one of the conditions precedent established in the purchase agreement executed in December 2017.

2) The authorization for the issuance and publication of these interim consolidated financial statements for the period ended December 31, 2018 was approved by the Board of Directors of Arauco at the Extraordinary Session No.605 held on March 8, 2019.

Subsequent to December 31, 2018 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Annex

4Q 2018 Results March 8th, 2019 CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

4Q 2018 RESULTS HIGHLIGHTS REVENUES US$1,377.6 MILLION Arauco’s revenues reached US$1,377.6 million during the fourth quarter of 2018, a 11.3% decrease compared to the US$1,553.3 million obtained in the third quarter of 2018, and a 3.5% or US$46.3 million increase compared to the fourth quarter of 2017. YTD total revenues increased by 13.7% reaching US$5,954.8 million in 2018. NET INCOME US$70.1 MILLION Net income reached US$70.1 million, a 68.2% or US$150.6 million decrease compared to the US$220.7 million obtained in the third quarter of 2018, and a 15.7% or US$13.0 million increase compared to the fourth quarter of 2017. YTD net income increased significantly by US$168.8 million totaling US$726.8 million in 2018. ADJUSTED EBITDA US$342.6 MILLION Adjusted EBITDA reached US$342.6 million, a 33.2% or US$170.0 million decrease compared to the US$512.6 million obtained during the third quarter of 2018, and a 1.3% or US$4.4 million increase compared to the fourth quarter of 2017. YTD Adjusted EBITDA increased by 36.8%, totaling US$1,850.5 million in 2018. NET FINANCIAL DEBT/ LTM ADJUSTED EBITDA 1.9x Net Financial Debt / LTM Adjusted EBITDA ratio reached 1.9x in this quarter, with no significant differences from the 1.9x obtained during the third quarter of 2018. CAPEX CAPEX reached US$341.2 million, a 76.1% or US$147.5 million increase compared to the US$193.7 million during the third quarter of 2018. YTD CAPEX increased by 40.7%, amounting a total of US$920.3 million in 2018. Conference Call March 14th, 2019 13:30 Santiago Time 12:30 Eastern Time (New York) Please Dial: +1 (844) 450 3845 from USA +1 (412) 317 6368 from other countries Password: Arauco For further information, please contact: Marcelo Bennett, Treasurer marcelo.bennett@arauco.cl Phone: (562) 2461 7309 Marĺa José Ulloa, Investor Relations maria.ulloa@arauco.cl Phone: (562) 2461 7494 investor_relations@arauco.cl For more details on Arauco´s financial statements please visit www.cmfchile.cl or www.arauco.cl Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. 2

Arauco´s fourth quarter net income was US$70.1 million, a decrease of 68.2% compared to the third quarter, driven by lower revenues mainly in the pulp segment, and higher other expenses. This lower income explains the decrease by 33.2% in our Adjusted EBITDA compared to last quarter, reaching US$342.6 million. Our Adjusted EBITDA margin was 24.9%, down from 33.0% in the previous quarter. In general, all markets showed a stable demand, however, the pulp industry was affected by the uncertainty of the trade war between United States and China. Pulp division and wood products sales decreased compared to the last quarter, due to a slight fall in prices and sales volume. This was mainly as result of the delayed impact of the trade war between China and U.S. and seasonality effects that decrease demand. This result was slightly offset by an increase in forestry products sales. Our Net Debt/LTM EBITDA ratio reached 1.9x, with no changes compared to the third quarter. In US$ Million Q4 2018 Q3 2018 Q4 2017 QoQ YoY YTD 2018 YTD 2017 YoY Acum Revenue 1,377.6 1,553.3 1,331.3 -11.3% 3.5% 5,954.8 5,238.3 13.7% Net income 70.1 220.7 83.2 -68.2% -15.7% 726.8 270.4 168.8% Adjusted EBITDA (*) 342.6 512.6 338.2 -33.2% 1.3% 1,850.5 1,353.2 36.8% Adjusted EBITDA 24.9% 33.0% 25.4% -24.6% -2.1% 31.1% 25.8% 20.3% Margin LTM Adj. EBITDA 1,850.5 1,846.1 1,353.2 0.2% 36.8% 1,850.5 1,353.2 36.8% CAPEX 341.2 193.7 232.8 76.1% 46.5% 920.3 653.9 40.7% Net Financial Debt 3,434.3 3,431.7 3,683.6 0.1% -6.8% 3,434.3 3,683.6 -6.8% Net Financial Debt / 1.9x 1.9x 2.7x -0.2% -31.8% 1.9x 2.7x -31.8% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (*) (In US$ Million) [Graphic Appears Here] (*) By the end of 2018, there were some reclasifications in the fair value cost of timber harvested, which affected backwards our adjusted EBITDA in -US$6.5, -US$7.9 and -US$12.3 for the first, second and third quarter 2018, respectively.

INCOME STATEMENT Net income for the fourth quarter of 2018 was US$70.1 million, a decrease of 68.2% or US$150.6 million compared to US$220.7 million in the third quarter of 2018. This was mainly due to lower revenues and higher other expenses associated to higher impairment provisions in property, plant and equipment as well as a minor expense due to forestry wildfires. Also, unlike to the third quarter, during the fourth quarter there were losses in associated and joint ventures. In US$ Million Q4 2018 Q3 2018 QoQ Revenues 1,377.6 1,553.3 -11.3% Cost of sales (927.1) (937.6) -1.1% Distribution costs (142.0) (147.1) -3.5% Administrative expenses (138.1) (140.7) -1.9% Other income 22.6 35.2 -35.8% Other expenses (44.5) (17.7) 151.2% Financial income 8.8 4.8 84.7% Financial costs (58.9) (52.8) 11.5% Share of profit (loss) of associates and joint (11.4) 4.7 -344.5% ventures accounted for using equity method Other Income (loss) 14.2 — Exchange rate differences (4.2) (6.0) -30.4% Income before income tax 97.0 295.9 -67.2% Income tax (26.8) (75.2) -64.3% Net income 70.1 220.7 -68.2% Revenues reached US$1,377.6 million during the fourth quarter of 2018, a decrease of 11.3% compared to the US$1,553.3 million in the previous quarter. This is explained primarily by a decrease in our pulp sales and, additionally, by lower wood products sales, which were partly offset by an increase in our forestry segment sales. Pulp revenues decreased by 16.4% compared to the previous quarter, resulting from a decrease in sales volume of 11.6% and average prices of 4.2%, because of a lower demand in our main market, China. Wood products sales fell by 7.3% compared to the third quarter, due to lower panel sales volume. The following table shows a breakdown of the revenue sales distributed by business segment: [Graphic Appears Here]

Cost of sales for the fourth quarter of the year decreased slightly by 1.1% or US$10.4 compared to the third quarter. This is mainly explained by lower forestry labor costs associated to lower production and sales and by lower chemical costs of 8.7%, due to lower pulp production because of maintenance stoppages during the fourth quarter. These decreases were offset by other raw materials and indirect costs which had the most relevant increase of 41.8%, mainly due to forestry roads investments. In US$ Million Q4 2018 Q3 2018 QoQ Timber 172.0 163.3 5.3% Forestry costs 162.0 178.2 -9.1% Depreciation and amortization 88.8 96.4 -7.8% Maintenance costs 76.0 74.1 2.5% Chemical costs 135.6 148.5 -8.7% Sawmill services 27.6 35.2 -21.6% Other raw materials and indirect costs 125.2 88.3 41.8% Energy and fuel 53.0 57.4 -7.7% Cost of electricity 4.7 8.6 -45.3% Wage, salaries and severance indemnities 82.2 87.6 -6.2% Cost of Sales 927.1 937.6 -1.1% Administrative expenses remained flat compared to the third quarter, decreasing by 1.9% or US$2.7 million mainly explained by lower Wages and salaries expenses due to an adjustment in this account because of the Masisa Brazil acquisition. In US$ Million Q4 2018 Q3 2018 QoQ Wages, salaries and severance indemnities 60.0 65.5 -8.3% Marketing, advertising, promotion and 3.7 3.2 17.7% publications expenses Insurance 3.8 4.3 -11.1% Depreciation and amortization 7.3 6.9 5.7% Computer services 6.6 5.5 19.1% Lease rentals (offices, warehouses and machinery) 3.2 3.8 -14.9% Donations, contributions, scholarships 5.7 2.5 129.1% Fees (legal and technical advisories) 12.5 11.6 8.0% Property taxes, patents and municipality rights 3.4 4.4 -23.0% Other administration expenses 31.8 33.2 -4.0% Administrative Expenses 138.1 140.7 -1.9%

Distribution costs decreased by 3.5% or US$5.2 million, due to lower freight costs, explained by lower sales volume specially to Asian costumers, mainly China. Other selling costs increased by 86.2% mainly due to higher bad debt provisions and because of the implementation of exports taxes in Argentina during the fourth quarter. In US$ Million Q4 2018 Q3 2018 QoQ Commissions 3.4 3.6 -7.8% Insurance 1.2 0.9 25.5% Other selling costs 9.4 5.1 86.2% Port services 6.8 7.4 -8.2% Freights 108.2 119.3 -9.3% Other shipping and freight costs 13.0 10.8 19.8% Distribution Costs 142.0 147.1 -3.5% As a percentage, administrative expenses and distribution costs combined were 20.3% of sales, showing an increase compared to the 18.5% in the previous quarter, and an upward trend compared to 17.7% in the quarter before that. Other income decreased by 35.8% or US$12.6 million this quarter compared to the third quarter. The fall is explained by lower gain from changes in the fair value of biological assets, due to the review of the valuation model that took place in December 2018. In US$ Million Q4 2018 Q3 2018 QoQ Gain from changes in fair value of biological assets 6.2 26.4 -76.6% Net income from insurance compensation 0.3 0.3 -9.0% Leases received 0.6 0.5 21.7% Gains on sales of assets 3.9 2.7 43.3% Other operating results 11.7 5.3 120.5% Other Income 22.6 35.2 -35.8%

Other expenses overall rose by US$26.8 million compared to the third quarter, mainly explained by a U.S.$17.8 million increase in Impairment provision for property, plant and equipment associated to the Arauco I mill and St. Stephen mill in Canada. Also, higher expenses of US$2.5 million in provision for forestry fire losses during the fourth quarter. In US$ Million Q4 2018 Q3 2018 QoQ Depreciation 0.1 0.1 0.0% Legal payments 1.5 0.8 86.8% Impairment provision property, plant and 20.6 2.7 659.0% equipment and others Project expenses 5.8 5.1 13.2% Loss (gain) from asset sales 4.3 2.3 90.0% Loss and repair of assets 0.0 0.2 -89.7% Provision for forestry fire losses 2.5 (0.6) -538.8% Other taxes 5.2 3.3 55.0% Other expenses (donations, repayments insurance) 4.5 3.7 20.8% Other expenses 44.5 17.7 151.2% Foreign exchange differences showed a loss of US$4.2 million, a US$1.8 million of difference when compared to the third quarter that ended at a US$6.0 million loss. The average of the Chilean peso against the US dollar during the fourth quarter depreciated by 2.6% compared to the previous quarter. On the other hand, the average of the Argentine peso depreciated by 15.4% against the US dollar compared to the third quarter and appreciated 4.9% compared to the exchange rate at the end of the last quarter. These currency variations affected our cash and cash equivalents in comparison to the US dollar exchange. Income tax expense for the fourth quarter reached US$26.8 million, a decrease of US$48.4 million compared to the US$75.2 million in the third quarter.

ADJUSTED EBITDA Adjusted EBITDA for the fourth quarter of 2018 was US$342.6 million, 33.2% or US$170.0 million lower than the US$512.6 million reached during the third quarter, mainly due to a decrease in sales volume of our pulp business that affected our net income. This was offset by Others, explained by higher provisions from fixed assets. In terms of Adjusted EBITDA by business, during the fourth quarter we had a decrease in our three main business, being pulp the biggest one with US$110.9 million decrease compared to the third quarter due to lower revenues, while forestry decreased US$45.6 million explained by higher costs of sales. Comparing with the same quarter of 2017, the Adjusted EBITDA increased by 1.3% or US$4.4 million. In US$ Million Q4 2018 Q3 2018 Q4 2017 QoQ YoY Net Income 70.1 220.7 83.2 -68.2% -15.7% Financial costs 58.9 52.8 116.2 11.5% -49.3% Financial income (8.8) (4.8) (4.0) 84.7% 120.4% Income tax 26.8 75.2 (95.0) -64.3% -128.3% EBIT 147.0 344.0 100.4 -57.3% 46.5% Depreciation & amortization 97.0 103.7 109.3 -6.5% -11.3% EBITDA 244.0 447.7 209.6 -45.5% 16.4% Fair value cost of timber harvested 77.5 83.1 78.4 -6.8% 2.9% Gain from changes in fair value of (6.2) (26.4) 18.1 -76.6% -134.1% biological assets Exchange rate differences 4.2 6.0 2.6 -30.4% 60.2% Others (*) 23.1 2.1 29.4 983.8% -21.6% Adjusted EBITDA(**) 342.6 512.6 338.2 -33.2% 2.2% (*) Includes provision from forestry fire losses, provision from fixed assets and others (**) By the end of 2018, there were some reclasifications in the fair value cost of timber harvested, which affected backwards our adjusted EBITDAin -US$6.5, -US$7.9 and -US$12.3 for the first, second and third quarter 2018, respectively. Adjusted EBITDA Variation by Business Segment Q3 2018 Q4 2018 (In US$ Million)

4Q 2018 RESULTS

FORESTRY BUSINESS

Adjusted EBITDA for Forestry Business (*)
(In US$ Million)

55
58
49
46
45
43
35
-11
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

Production, Purchases and Sales Volume
(In Thousand m^3)

7,871
1,928
5,944
7,602
7,549
1,680
5,869
7,660
7,741
2,157
5,584
7,387
Q4 2017
Q3 2018
Q4 2018
Production
Purchases
Sales

9

FORESTRY BUSINESS The Adjusted EBITDA for our forestry business was -US$10.6 million during this quarter, which translates to 130.3% or US$45.6 million decrease compared to the third quarter. This fall is mainly explained by a write-off of forestry roads investments during December and the review of the valuation model of the fair value of biological assets. Adjusted EBITDA for Forestry Business (*) (In US$ Million) [Graphic Appears Here] (*) Due to a change in the calculation methodology of the adjusted EBITDA by business, there is a change in this measure from 2017. During the fourth quarter, our forestry production was 5.6 million m3, a 5.1% decrease compared to the U.S.$5.9 million m3 produced in the third quarter. Sales volume decreased by 3.7% from U.S.$7.7 million m3 to U.S.$7.4 million m3. Production, Purchases and Sales Volume (In Thousand m3)

PULP BUSINESS The Adjusted EBITDA for our pulp business reached US$285.6 million during this quarter, which translates to a 27.6% decrease or US$109.0 million compared to the third quarter. Adjusted EBITDA for Pulp Business (*) (In US$ Million) [Graphic Appears Here] (*) Due to a change in the calculation methodology of the adjusted EBITDA by business, there is a change in this measure from 2017. [Graphic Appears Here] uring the fourth quarter, we experienced a change in the market trend compared to the stability that we saw during the third quarter. The above was reflected in sales volume and rices, which decreased 11.6% and 4.2%, respectively. Global inventories grew during the fourth uarter in all types of fibers ending at 44 days. The main issue that affected demand during the fourth quarter was the uncertainty of the main economies: China and the U.S. In view of this ncertainty, many paper mills experienced an increase in paper inventories, so they regulated heir pulp buying. he Asian market, specially China, showed a more aggressive change in trend. This was mainly ue to the trade war between China and the U.S., that generated uncertainty and changes in the import restrictions that both countries had. The paper sector was not the only one affected, the ackaging sector was also impacted because shipping decreased and then, boxes that are made with pulp where less demanded. Due to the lower imports and higher inventories of our customers, the demand fell, therefore, prices showed some adjustments during the fourth quarter. Korea followed the Chinese trend in prices while the demand was stable. In Europe, the trend was like China but less aggressive, with a slight adjustment in prices. However, in December, paper demand decreased. Pulp inventory levels started growing, specially from pulp producers that didn’t adapt to this new price scenario. The European situation was also affected by the increase of paper coming from China (paper producers started exporting to Europe instead of the U.S. due to higher tariffs) with demand that fell at a slow rate during the last three months of the year. Middle East, specially Turkey, showed a healthy demand with stable volume and prices, which were leading by European market. The Latin American market, was very stable during the quarter in terms of demand. Due to the adjustments of prices in Asia, some customers also expected some decreased but in a lower rate. Pulp production during the fourth quarter compared to the third quarter decreased by 7.8%, in accordance with plant maintenance during the fourth quarter and some losses in the production in our Montes del Plata Mill. Regarding the same quarter of 2017, the production increased by 8%.

WOOD PRODUCTS BUSINESS The Adjusted EBITDA for our wood products business reached US$92.0 million during the fourth quarter, which translates to a 12.2% decrease or US$12.7 million compared to the previous quarter. Adjusted EBITDA for Wood Product Business (*) (In US$ Million) [Graphic Appears Here] (*) Due to a change in the calculation methodology of the adjusted EBITDA by business, there is a change in this measure from 2017. [Graphic Appears Here] Composite panel sales decreased compared to the previous quarter, with sales volume going down by 7.1% (including both MDF and PBO products) and average price increasing by 1.2%. Chile and Mexico showed an increase in sales volume compared to the third quarter while Argentina remained weak in the local market. The North American market showed sales volume slightly lower than expected and some adjustments in prices due to oversupply as well as the stable housing market index, not to mention the seasonality effects on the MDF and PB sales during the fourth quarter. In Mexico, we are reaching new markets, introducing new designs and, in general, demand forecast is positive for the next period in this country. Latin America showed a positive trend during the fourth quarter, with good demand specially in Colombia and Peru. Brazil showed a positive signal after elections with the economy expected to start improving, which allows us to maintain sales volume and increase prices. Sawn timber sales volume decreased during the fourth quarter with a slight decrease in prices by the end of the year. This decrease is a consequence of the oversupply, the lower demand from China and less consumption because of seasonality. China, as it was expected, showed an unstable demand because of the uncertainty of the duties from U.S. This general situation was offset by the relocation of some products in the Middle East and Japan, where we saw a healthy demand, which has been positive to keep our prices in a good level. In North America, remanufactured products segments showed healthy, increasing volumes and prices, but the scenario is still expectant to the trade war results between United States and China. Plywood demand remained slow with some price adjustments. In Europe the demand remained low due to the seasonality effects during the fourth quarter, but it is expected to be stable in the coming months, even though there are higher supply levels from South America and Asia. Same trend was seen in United States and Canada. (1) Includes HB, MDF, OSB, PB (2) Includes 928609 sawn timber, kilned -001 sawn timber, remanuf 26Mar19 ctured wood products, 11:22 pallets Note: Sales include trading

CAPITAL EXPENDITURES US$ Million Q4 2018 Q3 2018 Q4 2017 YTD 2018 YTD 2017 Cash flow used to obtain control of subsidiaries or other 0.0 0.0 15.9 16.6 15.9 businesses Cash flow used to purchase in associates 2.1 0.2 3.0 Purchase and sale of property, plant and equipment 283.3 143.5 158.6 676.0 448.3 Purchase and sale of intangible assets 1.9 0.3 0.6 2.7 10.5 Purchase of other long-term assets 53.9 49.6 57.6 222.0 179.2 Total CAPEX 341.2 193.7 232.8 920.3 653.9 During this quarter, capital expenditures increased by US$147.5 million or 76.1% compared to the third quarter of 2018, totaling US$341.2 million. This is explained by a significant increase in purchase and sale of property, plant and equipment associated to projects expenditures. The main projects expenditures are detailed below: • MAPA Project capital expenditures: US$122.1 million • Grayling Project MDP capital expenditures: US$76.7 million • Dissolving Pulp Project capital expenditures: US$29.3 million During the fourth quarter, plantation capex amounted a total of US$53.9 million, an increase of 8.7% compared to the third quarter, mainly due to investments in Chile and Uruguay. The remaining amount correspond to maintenance capex.

FREE CASH FLOW During the fourth quarter, Free Cash Flow decreased significantly by US$261.3 million compared to the third quarter, ending up in a deficit of US$64.4 million. The main reason was the sharp increase in capital expenditures associated to projects development which reached US$341.2 million in the fourth quarter. Additionally, during the fourth quarter we paid dividends for US$142.7 million. Cash provided by operating activities increased by US$36.3 million, mainly due to a positive working capital variation, offset by lower Adjusted EBITDA. Cash used by investment activities increased significantly to US$335.2 million compared to US$182.5 million in the third quarter, which is mainly explained by higher capex. On the other hand, cash used by financing activities during this quarter was US$143.0 million which is mainly due to dividends paid, as a part of our dividends policy. US$ Million Q4 2018 Q3 2018 Q4 2017 Adjusted EBITDA 342.6 512.6 338.2 Working Capital Variation 141.8 (74.5) 96.6 Interest paid and received (39.2) (39.4) (87.1) Income tax paid (20.9) (19.4) (12.1) Other cash inflows (outflows) (5.2) 3.5 4.8 Cash from Operations 419.1 382.7 340.4 Capex (341.2) (193.7) (232.8) Proceeds from investment activities 5.1 3.4 3.5 Other inflows of cash, net 0.9 7.8 1.2 Cash from (used in) Investment Activities (335.2) (182.5) (228.1) Dividends paid (142.7) (0.2) (60.5) Other inflows of cash, net (0.2) 0.0 (3.6) Cash from (used in) Financing Activities - (143.0) (0.2) (64.1) Net of Proceeds and Repayments Effect of exchange rate changes on cash and (5.3) (3.1) (1.5) cash equivalents Free Cash Flow (64.4) 196.9 46.7 Net Debt Variation Q3 2018 – Q4 2018 (In US$ Million)

4Q 2018 RESULTS

FINANCIAL DEBT AND CASH

Net Financial Debt and Leverage
(In US$ Million)

3.5x
3.2x
2.9x
2.7x
2.5x
2.1x
1.9x
1.9x
3,821.0
3,735.8
3,679.2
3,683.6
3,808.5
3,643.0
3,431.7
3,434.3
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

Debt by Currency

Other Currencies 1%
UF (*) swapped to U.S. Dollar 33%
U.S.Dollar 66%

Debt by Instrument

Leasing 1%
Banks 21%
Bonds 78%

(*) UF is a Chilean monetary unit indexed to inflation.

14

FINANCIAL DEBT AND CASH Arauco’s total financial debt as of December 31, 2018 reached US$4,510.3 million, an increase of 8.3% or US$343.8 million when compared to September 30, 2018 due to our bond issue in the local market for approximately US$340 million in October 2018. Of our committed facility line for the Grayling Project, a total of US$66.0 million was disbursed during the fourth quarter, amounting a total of US$287.0 million of the line used at the end of 2018. Our consolidated net financial debt increased 0.1% or US$2.6 million when compared with September 30, 2018, while cash and cash equivalents increased by US$341.2 million. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA remained steady at 1.9x compared to the third quarter. December September December In US$ Million 2018 2018 2017 Short term financial debt 535.8 502.2 500.2 Long term financial debt 3,974.4 3,664.3 3,773.3 TOTAL FINANCIAL DEBT 4,510.3 4,166.5 4,273.5 Cash and cash equivalents 1,075.9 734.8 589.9 NET FINANCIAL DEBT 3,434.3 3,431.7 3,683.6 LTM Adjusted EBITDA 1,850.5 1,846.1 1,353.2 (*) UF is a Chilean monetary unit indexed to inflation.

4Q 2018 RESULTS

Financial Debt Profile

Financial Obligation by Year as of December 31, 2018
(In US$ Million)
536
290
246
347
243
104
335
235
100
391
297
93
310
43
267
736
537
199
43
234
530
158
890
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029 & thereafter
Bank Loans
Bonds
Short term debt includes accrued interest

Cash

Cash by Currency
Other Currencies
1.5%
Chilean Peso
16.8%
Brazilian Real
4.1%
U.S. Dollar
77.6%

Cash by Instrument
Money Market
Funds
25%
Overnight
Accounts
30%
Time
Deposits
45%

15

Financial Debt Profile For the year 2019, bank and bonds obligations (which include accrued interest) sum up US$536 million. This total amount includes the following maturities: US$173.8 million loans in Montes del Plata, US$30.9 million of leasing, US$28.2 million of credit loans in Argentina, US$2.1 million from our United States subsidiaries and US$8.9 million in our Brazilian subsidiaries. Bond obligations include the maturity of US$202.8 million Yankee Bond in July 2019 and the amortizations of two local bonds BARAU-F and BARAU-Q. Financial Obligation by Year as of December 31, 2018 (In US$ Million) [Graphic Appears Here] Cash Our cash position was US$1,075.9 million at the end of the fourth quarter, which was a US$341.2 million or 46.4% higher compared to the third quarter of 2018. Cash provided from operating activities increased by US$36.3 million, mainly due to higher receipts from sales which increased by US$169.9, offset by higher payments to suppliers and personnel which increased by 12.2%. Cash provided by investing activities rose significatly by 83.7% explained by higher capital expedinture incurred during the fourth quarter. On the other hand, cash provided by financing activities also increased compared to the third quarter reaching U.S.$262.6 because of our bond issued during the fourth quarter, compensated by the dividends payment of US$142.7 million.

FOURTH QUARTER, SUBSEQUENT EVENTS AND NEWS Local Bonds Issuance On October 26, 2018, Arauco issued two bonds in the local market for a total of UF 8.5 million, or approximately US$340 million. The first one has a tenor of 10 years with a yield of 2.38% and the second bond has a tenor of 25 years, with a yield of 2.88%. The purpose of these bonds issue was to finance part of the MAPA Project. Acquisition of MASISA Mexico On January 31, 2019, Arauco through its subsidiaries, Inversiones Arauco International Limitada and AraucoMex S.A. de C.V., acquired the shares of Masisa S.A.’s Mexican subsidiaries. The acquisition included two industrial complexes located in Durango and Zitacuro, that jointly account for three Particleboard lines with a total capacity of 300.000 m3 and 1 MDF line with a total capacity of 250.000 m3. The transaction totaled U.S.$160.0 million. Dissolving Pulp Project update The Dissolving Pulp Project had a 65% advance in January 2019. The investment for the project is approximately US$190 million and the start-up is expected to be at the end of 2019. Grayling Project update In February 2019, we had the first rollout of panels in the new particleboard mill located in Grayling, Michigan, United States. The amount of this investment is approximately US$450.0 million and the capacity is 800,000 cubic meters of PB per year. It is expected to start with the regular panels production in March 2019. Forestry wildfires By the end of February 2019, the area affected by fires reached approximately 555 hectares, which translates into 5.5% decrease compared to the same period of 2018 and a significant decrease compared to the 72,500 hectares affected in 2017. MAPA project On February 2019, the earth-moving works started. The new line is expected to start its operations in the second quarter of 2021.

FINANCIAL STATEMENTS Income Statement In US$ Million Q4 2018 Q3 2018 Q4 2017 01-12-2018 01-12-2017 Revenues 1,377.6 1,553.3 1,331.3 5,954.8 5,238.3 Cost of sales (927.1) (937.6) (884.9) (3,722.7) (3,574.5) Gross profit 450.4 615.7 446.4 2,232.1 1,663.8 Other income 22.6 35.2 (11.7) 124.3 111.5 Distribution costs (142.0) (147.1) (132.9) (556.8) (523.3) Administrative expenses (138.1) (140.7) (150.1) (561.3) (521.3) Other expenses (44.5) (17.7) (47.1) (95.9) (240.2) Financial income 8.8 4.8 4.0 20.9 19.6 Financial costs (58.9) (52.8) (116.2) (214.8) (288.0) Share of profit (loss) of associates and joint ventures accounted for using equity (11.4) 4.7 (1.6) 17.2 17.0 method Other income (loss) 14.2 0.0 0.0 14.2 0.0 Exchange rate differences (4.2) (6.0) (2.6) (26.5) 0.1 Income before income tax 97.0 295.9 (11.8) 953.5 239.4 Income tax (26.8) (75.2) 95.0 (226.8) 31.0 Net income 70.1 220.7 83.2 726.8 270.4 Profit attributable to parent company 68.4 220.8 82.9 725.5 269.7 Profit attributable to non-parent company 1.7 (0.1) 0.2 1.3 0.6

Balance Sheet In US$ Million Q4 2018 Q3 2018 Q4 2017 Cash and cash equivalents 1,075.9 734.8 589.9 Other financial current assets 0.5 2.2 3.5 Other current non-financial assets 129.9 135.2 129.8 Trade and other receivables-net 839.2 989.8 814.4 Related party receivables 7.3 5.6 3.5 Inventories 1,030.2 948.5 868.5 Biological assets, current 315.9 296.1 307.8 Tax assets 36.5 20.7 49.5 Non-Current Assets classified as held for sale 5.7 5.7 3.5 Total Current Assets 3,441.2 3,138.5 2,770.4 Other non-current financial assets 20.3 52.6 56.6 Other non-current and non-financial assets 86.9 139.3 121.5 Non-current receivables 15.6 18.7 17.1 Investments accounted through equity method 358.1 369.0 368.8 Intangible assets 90.1 84.9 88.6 Goodwill 65.9 65.1 69.9 Property, plant and equipment 7,174.7 6,971.4 7,034.3 Biological assets, non-current 3,336.3 3,363.6 3,459.1 Deferred tax assets 4.6 8.5 8.3 Total Non-Current Assets 11,152.6 11,073.0 11,224.2 TOTAL ASSETS 14,593.7 14,211.5 13,994.6 Other financial liabilities, current 537.6 504.6 500.3 Trade and other payables 659.6 584.3 717.3 Related party payables 10.2 10.9 11.2 Other provisions, current 0.4 0.4 2.7 Tax liabilities 153.6 143.2 8.1 Current provision for employee benefits 5.7 6.1 5.7 Other non-financial liabilities, current 212.6 314.8 154.0 Total Current Liabilities 1,579.8 1,564.3 1,399.4 Other non-current financial liabilities 4,044.3 3,676.2 3,778.6 Other provisions, non-current 33.9 32.7 36.0 Deferred tax liabilities 1,417.7 1,443.4 1,485.4 Non-current provision for employee benefits 64.9 70.1 66.0 Other non-financial liabilities, non-current 112.1 106.2 112.3 Total Non-Current Liabilities 5,675.0 5,328.6 5,478.3 Non-parent participation 37.2 36.5 41.9 Net equity attributable to parent company 7,301.8 7,282.1 7,075.0 TOTAL LIABILITIES AND EQUITY 14,593.7 14,211.5 13,994.6

Cash Flow Statement US$ Million Q4 2018 Q3 2018 Q4 2017 FY 2018 FY 2017 Receipts from sales of goods and rendering of 1,687.7 1,517.8 1,472.1 6,129.8 5,508.7 services Other cash receipts (payments) 51.7 50.3 74.0 184.8 236.9 Payments of suppliers and personnel (less) (1,261.4) (1,124.1) (1,104.8) (4,857.6) (4,382.6) Interest paid and received (39.2) (39.4) (87.1) (160.5) (242.2) Income tax paid (20.9) (19.4) (12.1) (12.7) (37.9) Other (outflows) inflows of cash, net 1.1 (2.4) (1.7) (2.8) (10.5) Net Cash Provided by (Used in) Operating Activities 419.1 382.7 340.4 1,280.9 1,072.4 Capital Expenditures (341.2) (193.7) (232.8) (920.3) (653.9) Other investment cash flows 5.9 11.2 4.7 26.3 20.5 Net Cash Provided by (Used in) Investing Activities (335.2) (182.5) (228.1) (894.0) (633.3) Proceeds from borrowings 418.1 161.0 1,015.9 863.6 1,312.5 Repayments of borrowings (12.5) (194.9) (958.3) (475.3) (1,627.7) Dividends paid (142.7) (0.2) (60.5) (257.4) (121.6) Other inflows of cash, net (0.2) 0.0 (3.6) (1.0) (2.3) Net Cash Provided by (Used in) Financing Activities 262.6 (34.1) (6.5) 129.9 (439.1) Total Cash Inflow (Outflow) of the Period 346.4 166.1 105.8 516.8 (0.0) Effect of exchange rate changes on cash and cash (5.3) (3.1) (1.5) (30.8) (2.3) equivalents Cash and Cash equivalents at beginning of the period 734.8 571.8 485.6 589.9 592.3 Cash and Cash Equivalents at end of the Period 1,075.9 734.8 589.9 1,075.9 589.9

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 27, 2019	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer